Form 40-F
period 2002-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2003-03-18
CIK 1046102

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002 Commission File Number 001-13475

Ritchie Bros. Auctioneers Incorporated
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable	Canada	Not Applicable
(Translation of Registrant’s Name Into English (if Applicable)	(Province or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number (if Applicable)

7389

(Primary Standard Industrial Classification Code Number (if Applicable)

6500 River Road, Richmond, British Columbia V6X 4G5  (604) 273-7564

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Lawco of Oregon, Inc. 1211 S.W. Fifth Avenue, Suite 1500, Portland, Oregon 97204-3715  (503) 727-2000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares	New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)
     For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 16,809,332

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Act. If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-	No ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

CONTROLS AND PROCEDURES

      Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rule 13a-14(c) and 15d-14(c) under the United States Securities Exchange Act of 1934, as amended). Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that Ritchie Bros.’ disclosure controls and procedures are effective.

      There were no significant changes in Ritchie Bros.’ internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

      The Company’s principal executive officer and principal financial officer do not expect that Ritchie Bros.’ disclosure controls or internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple mistake or error. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

UNDERTAKING

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ ROBERT S. ARMSTRONG

Name: Robert S. Armstrong
Title: Corporate Secretary

Date: March 18, 2003

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form of the Registrant dated March 18, 2003 (which includes Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002).

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ report dated February 14, 2003 of KPMG LLP, Chartered Accountants:

a. Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000;

b. Consolidated Balance Sheets as of December 31, 2002 and 2001;

c. Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000;

d. Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000;

e. Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Consent dated February 14, 2003 of KPMG LLP, Chartered Accountants.

4.	Certificates pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATES PURSUANT TO SECTION 302 OF THE

SARBANES-OXLEY ACT OF 2002

I, David E. Ritchie certify that:

1.	I have reviewed this annual report on Form 40-F of Ritchie Bros. Auctioneers Incorporated;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant efficiencies and material weaknesses.

/s/ DAVID E. RITCHIE

David E. Ritchie
Chief Executive Officer

Date: March 18, 2003

I, Peter J. Blake certify that:

1.	I have reviewed this annual report on Form 40-F of Ritchie Bros. Auctioneers Incorporated;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant efficiencies and material weaknesses.

/s/ PETER J. BLAKE

Peter J. Blake
Chief Financial Officer

Date: March 18, 2003

EXHIBIT NO. 1

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2002

March 18, 2003

Ritchie Bros. Auctioneers Incorporated

6500 River Road
Richmond, British Columbia
Canada V6X 4G5
(604) 273-7564
www.rbauction.com

1-1

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Three Year Summary
Segmented Information
Quarterly Summary (unaudited)
MARKET FOR SECURITIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Sources of Revenue and Revenue Recognition
Developments in 2002
Critical Accounting Policies
Results of Operations
Liquidity and Capital Resources
Recent Accounting Pronouncements
Forward-Looking Statements
Risk Factors
DIRECTORS AND OFFICERS

Page

Definitions	1-3
The Company	1-4
Overview	1-4
History and Development of the Business	1-5
Industry	1-5
Competitive Advantages	1-7
Growth Strategies	1-8
Operations	1-10
Marketing and Sales	1-12
Competition	1-13
Facilities	1-13
Employees	1-14
Governmental and Environmental Regulations	1-14
Legal Proceedings	1-15
Selected Consolidated Financial Information	1-16
Three Year Summary	1-16
Segmented Information	1-17
Quarterly Summary (unaudited)	1-17
Dividend Policy	1-18
Market for Securities	1-18
Management’s Discussion and Analysis of Financial Condition and Results of Operations	1-19
Directors and Officers	1-30
Directors	1-30
Executive Officers	1-31
Additional Information	1-32

1-2

DEFINITIONS

      Unless the context otherwise requires, “Ritchie Bros.” or the “Company” refers to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in United States Dollars.

      As used in this Annual Information Form,

•	“auction revenues” include commissions earned from consignors through both straight commission and gross guarantee contracts, the net profit on the sale of inventory items and handling fees;

•	“auction revenue rate” is auction revenues measured as a percentage of gross auction sales;

•	“bidder” refers to a person or company that registers to bid at an auction;

•	“buyer” refers to a person or company that makes the highest bid on a particular lot and is therefore the purchaser of that lot;

•	“Common Shares” means the common shares, without par value, of the Company;

•	“consignor” refers to a person or company that is selling a lot or lots at an auction;

•	“gross auction sales” represent the aggregate selling prices of all lots sold at an auction or auctions; and

•	“lot” refers to an item being sold at auction.

1-3

This Annual Information Form contains forward-looking statements that involve risks and uncertainties.

For further information, refer to “Forward-Looking Statements” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this document.

THE COMPANY

      Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. The registered office of the Company is located at 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. The Company’s executive office is located at 6500 River Road, Richmond, British Columbia, Canada V6X 4G5 and its telephone number is (604) 273-7564. The Company maintains a website at www.rbauction.com. None of the information on the Company’s website is incorporated into this document by this or any other reference.

      The following diagram illustrates the primary intercorporate relationships of the Company and its principal operating subsidiaries:

Notes:

1.	Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2.	Ritchie Bros. Holdings Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

3.	Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4.	Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5.	Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6.	Ritchie Bros. Auctioneers Limited is a corporation incorporated under the laws of Cyprus.

7.	Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

8.	Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

Overview

      Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through more than 90 locations around the world. The Company sells, through public auctions, a broad range of used and unused industrial equipment, including equipment used in the construction, transportation, mining, forestry, petroleum, marine, and agricultural industries.

      Ritchie Bros. conducts its auctions on an unreserved basis. There are no minimum prices and consignors are not permitted to bid on their own equipment or in any way artificially affect selling prices. Every item is sold to the highest bidder on the day of the auction.

      The Company’s worldwide marketing efforts and reputation for conducting fair auctions enable Ritchie Bros. to attract a broad international base of customers to its auctions, thereby providing a global marketplace that can transcend local market conditions. Management believes that the Company’s reputation and leading

1-4

market position, as well as the breadth and international composition of the customers at Ritchie Bros.’ auctions, result in a greater volume of consigned equipment and higher gross auction sales than in other auction venues.

History and Development of the Business

      Ritchie Bros. held its first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. While the Company’s early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward through the 1960s.

      By 1970, the Company had established operations in the U.S. and held its first U.S. sale in Beaverton, Oregon. Throughout the 1970s and 1980s, additional auctions were held across Canada and in an increasing number of American states. In 1987, the Company held its first European auctions in Liverpool, U.K. and Rotterdam, the Netherlands. Ritchie Bros.’ first Australian auction was held in 1990. This was followed by expansion into Asia and subsequent sales in countries including Japan, the Philippines and Singapore. The Company held its first Mexican auction in 1995 and its first Middle Eastern auction, in Dubai, U.A.E. in 1997.

      In 1994, Ritchie Bros. introduced its prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by industrial equipment auctioneers. The Company has since constructed similar buildings in various locations in Canada, the U.S., Europe, Australia, Asia and the Middle East.

      In March 1998, Ritchie Bros. completed its initial public offering (the “IPO”) of Common Shares, selling 3,335,000 Common Shares at $17.00 per share. The Company allocated the net proceeds of approximately $54.0 million to the acquisition and development of additional permanent auction sites, the replacement or upgrade of certain existing permanent sites and general corporate purposes. Ritchie Bros.’ Common Shares trade on the New York Stock Exchange under the ticker symbol “RBA”.

      Since its initial public offering in 1998, the Company has dramatically increased the size of its sales force, and at the end of 2002 had 189 sales representatives calling on equipment owners around the world. The Company has added aggressively to its network of auction sites and now has 22 permanent auction sites (on land owned by Ritchie Bros.), and 6 regional auction units (on land leased by Ritchie Bros.) around the world. Many of the sites are equipped with environmentally certified painting and refurbishing facilities.

      The Company has always used available technologies to augment its live auctions and enhance customer service. Ritchie Bros. maintains a website at www.rbauction.com and has been active on the Internet since 1996 when it introduced its first website as a marketing tool, allowing the Company to provide information to international customers who otherwise would not have timely access to auction information. The Company’s current website provides customers with a wide range of features, giving customers current information about the equipment consigned to upcoming Ritchie Bros. auctions, access to historic selling prices, and giving certain customers the opportunity to consign equipment on-line.

      In 2002 the Company launched the rbauctionBid-Live Internet bidding service. This service allows qualified bidders to purchase items over the Internet at certain auctions, live and in real-time. This service is complementary to the rbauctionBid-Proxy service that has been in place since 1999 and which allows bidders to place proxy bids via the Internet.

Industry

      Ritchie Bros. operates primarily in the auction segment of the used equipment marketplace, though the Company is expanding its presence in the unused equipment market as well. Industry analysts estimate that there is approximately $1 trillion of used industrial equipment in circulation worldwide, and that an estimated $100 billion of that equipment changes ownership each year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly or through dealers and brokers. The international used equipment market includes both mobile and stationary equipment and trucks and trailers produced by manufacturers such as Caterpillar, Hitachi, Ingersoll Rand, Deere, Kenworth, Komatsu, Mack and Volvo for the construction, mining, forestry, petroleum, agriculture and transportation industries, among others.

1-5

Examples of industrial equipment include crawler tractors, excavators, loader backhoes and wheel loaders. Much of the equipment can be used in multiple industries and in diverse geographic locations. The Company also has a presence in the marine equipment market, selling tugs, barges, cranes and other vessels and pleasure craft.

      The unused equipment marketplace includes manufacturers of equipment who are increasingly turning to the auction process as another distribution channel for their products. Ritchie Bros. believes that this market holds growth opportunities for the Company.

      Growing Market for Used and Unused Industrial Equipment. The international used industrial equipment market continues to expand as a result of the increasing, cumulative supply of used equipment, which is driven by the ongoing production of new industrial equipment by the major manufacturers.

      Growth of the Auction Segment of the Used and Unused Industrial Equipment Market. The industrial equipment auction market has grown in recent years, as evidenced by the Company’s own gross auction sales which have grown significantly over the last ten years, from approximately $450 million in 1992 to over $1.37 billion in 2002. Management believes that auctions represent an increasingly popular distribution channel for industrial equipment for the following reasons:

•	The ability of auctioneers to market a wide range of equipment and related assets and therefore offer a comprehensive service to buyers and sellers.

•	The increasing preference of sellers to access the auction marketplace in order to achieve a sale quickly and to maximize proceeds.

•	The ability of auctioneers to deliver high net proceeds on the sale of equipment.

•	The convenience of the auction marketplace to buyers, offering the opportunity to purchase many different types of equipment produced by different manufacturers in one place.

      Based on Ritchie Bros.’ recent experiences, the Company believes that equipment manufactures and distributors are increasingly turning to the auction segment as an additional distribution channel for their equipment. Unused equipment is consigned to an auctioneer for sale at auction because many of the advantages of auctions outlined above are equally attractive for the unused equipment market.

      Attractiveness of Industrial Equipment Auction Market. In addition to the growth of both the used and unused equipment market and the auction segment of that market, management believes that there are certain compelling characteristics of the industrial equipment auction business model:

•	The industrial equipment auction business is relatively insulated from cyclical economic trends. Economic uncertainty fuels the supply of used equipment, as do fleet realignments, financial pressures, project completions, mergers and acquisitions, inventory reductions and retirements. As long as a few of these factors are evident, there will be stimulus in the auction market. Many of the factors that prompt owners to sell equipment also create an environment in which equipment buyers opt for high quality used equipment rather than expensive new equipment. For example, Ritchie Bros.’ gross auction sales increased during the economic recessions of the 1980s and 1990s as well as during the recent economic turbulence.

•	Industrial equipment auctioneers typically are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in particular geographic regions. As a result, auction companies can respond quickly to changing market forces and address a variety of customer demands.

•	Auction companies do not typically bear the risks associated with holding inventory over extended periods.

•	The industrial equipment auction industry is highly fragmented (no other industrial auctioneer conducts auctions on a global scale similar to Ritchie Bros.).

1-6

•	Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis. The unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price.

Competitive Advantages

      Ritchie Bros. has several key strengths that provide distinct competitive advantages. Management believes that these advantages have enabled the Company to attract an increasing number of consignors and bidders to its auctions, thereby achieving significant and profitable growth.

      Reputation for Conducting Only Unreserved Auctions. Management believes that the Company’s highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to the Company’s growth and success. All Ritchie Bros. auctions are unreserved, meaning that there are no minimum prices; each and every item is sold to the highest bidder on the day of the auction. Each consignor is prohibited by contract from bidding on its own consigned items at the auction or in any way artificially affecting the auction result. In addition, the Company adheres to a policy prohibiting it from artificially affecting the auction result by bidding on any items being auctioned. Each bidder has confidence that if he or she makes the highest bid for an item, even if that bid is less than the item’s anticipated sale price, the item will be sold to that bidder. Management believes that Ritchie Bros.’ reputation for conducting only unreserved auctions is a major reason why bidders are willing to travel to a Ritchie Bros. auction, making the Company’s commitment to the unreserved auction method a significant competitive advantage.

      Ability to Transcend Local Market Conditions. Ritchie Bros. markets each auction to a global customer base of potential bidders, through the use of traditional print media and the Internet. Because bidders are willing to travel between regions and countries in order to attend Ritchie Bros.’ auctions, and additionally they are able to participate over the Internet, consignors have confidence that they will receive the world market price for their equipment. As a result of the Company’s ability to attract a global bidding audience, the market conditions of the local region do not necessarily dictate the results of its auctions. Buyers from outside the region in which the auction is being held may account for 50% or more of the gross auction sales at a Ritchie Bros. auction. Management believes that this breadth of participants generally enables Ritchie Bros. to transcend local market conditions and to sell equipment at world market prices.

      International Scope. Ritchie Bros. has substantial expertise in marketing, assembling and conducting auctions in new international markets. The Company has experience in currency exchange risk management, import and export regulatory issues, local political and economic issues, licensing and other regulatory requirements, and cultural and business traditions in the international markets in which it operates. Ritchie Bros. has conducted auctions in more than 20 countries and regularly holds auctions in North America, Europe, Asia, Australia and the Middle East. The Company’s broad geographic reach is also attractive to both consignors of equipment with widely dispersed fleets and to manufacturers wanting to access multiple regional markets; both can minimize shipping costs by using any one or more of the Company’s 28 worldwide facilities.

      Proprietary Databases. Ritchie Bros. maintains sophisticated databases containing information on over one million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices, and listings of stolen equipment. These databases and the Company’s centrally-controlled appraisal process give the Company the confidence to offer consignors gross guarantee and outright purchase contracts and enable the Company to manage the risks associated with such contracts. Together with the Company’s unique and comprehensive information regarding the flow of equipment coming to market, these databases give Ritchie Bros. the opportunity to identify market trends and develop marketing initiatives in response to those trends.

      The Company also maintains a proprietary customer information database containing information regarding potential bidders. This database contains detailed information on more than 400,000 companies and individuals from over 200 countries, including each customer’s auction attendance, trade association memberships, buying and travel habits, and sales tax and banking information. This database allows the Company to identify potential customers that might be interested in the equipment being sold at any particular auction.

1-7

      Size and Financial Resources. Ritchie Bros. is the world’s largest auctioneer of industrial equipment. In addition to its strong market position, the Company also has the financial resources to offer gross guarantee and outright purchase contracts, invest in new technologies and expand into new markets. Management believes that these are significant competitive advantages.

      Dedicated and Experienced Workforce. Ritchie Bros.’ dedicated and motivated employees are an important strength of the Company. The Company had 570 full-time employees at December 31, 2002. All employees participate in performance bonus programs tying their overall compensation to corporate and personal performance, and none are compensated on a commission basis.

      Internet Services. Management believes that the Company’s extensive Internet presence and the tools available on its website are a distinct competitive advantage to both buyers and sellers of equipment. The launch in 2002 of the Company’s rbauctionBid-Live service (see “Growth Strategies” below) has proven successful and has had a positive impact on the Company’s ability to further transcend local market conditions and offer international scope to buyers and sellers of equipment.

      Momentum. The result to date of these competitive advantages has been to create successful auctions, for buyers and sellers alike, as evidenced by Ritchie Bros. gross auction sales growth over the years. Successful auctions further enhance the Company’s reputation and attractiveness to buyers and sellers of equipment, which in turn, result in more success. It is a self-reinforcing process that further contributes to Ritchie Bros.’ competitive advantage.

Growth Strategies

      Ritchie Bros. intends to take advantage of its considerable momentum and extensive, high-quality infrastructure to continue its gross auction sales growth, primarily by further commitment to markets and regions that the Company has already explored and developed, and in which the Company expects to be profitable. In addition, the Company intends to continue to broaden the range of services available to existing and potential customers, as well as to expand its geographic reach by offering auction sales in new countries and regions, particularly in Europe and the US. Some of the key elements of Ritchie Bros.’ growth strategy are highlighted below.

1.   Increase the Customer Base

      The Company has a database of more than 400,000 companies and individuals in over 200 countries, and is continually working to expand it. It is also working to use the database more effectively and, to this end, is in the process of implementing a new customer relationship management solution that is expected to allow the Company to gain maximum advantage from its contact base.

2.   Expand Geographic Reach

      The Company intends to further cultivate the geographic diversity of its operations by holding additional auction sales in markets where it has developed a strong history and by increasing its presence in newer markets. Regions outside North America represent the majority of the global marketplace for used industrial equipment and management believes that these markets offer growth opportunities for Ritchie Bros. However, in the near term, management expects the majority of its growth to come from Europe, the United States and, to a lesser extent, the Middle East.

3.    Expand into Related Markets

      Ritchie Bros. is using the competitive advantages outlined above to expand into related equipment markets. For example, to increase sales of agricultural equipment and over-the-road trucks and trailers, the Company has hired sales personnel with expertise in both of these market segments and has added “truck days” and “ag days” to some of its auctions. Both segments are complementary to Ritchie Bros. core business and allow it to increase the utilization of its auction facilities.

      The Company has also established a presence in the unused equipment market and intends to continue to promote the auction process as an effective distribution channel for equipment manufacturers. In addition,

1-8

Ritchie Bros. is establishing a reputation in the marine industry, selling tugs, barges, and other vessels. In March 2003 the Company will be selling three high-speed catamaran car and passenger ferries in Vancouver, British Columbia, which management expects will further reinforce Ritchie Bros.’ reputation in this area.

      Furthermore, in 2002 the Company acquired the assets and operations of All Peace Auctions (“APA” — see further discussion below), an agricultural and industrial equipment auctioneer located in Northern Alberta, Canada. The purpose of this acquisition was to expand Ritchie Bros.’ presence in northwestern Canada, particularly in the agricultural segment.

      The Company believes that it has the opportunity to expand into, or increase its presence in, vertical markets that allow Ritchie Bros. to create value for customers by leveraging one or more of the Company’s reputation for fairness and integrity, its network of offices and auction sites, its customer base, marketing system and Internet tools, and the ability of its unreserved auctions to generate world market prices.

      The Company also intends to continue to expand the scope of services that it offers customers and potential customers by further leveraging its existing facilities. For example, Ritchie Bros. is using its modern, environmentally certified paint booths and refurbishment facilities to facilitate equipment refurbishment services for auctions, as well as non-auction related refurbishment.

4.   Use the Internet to Enhance the Business

      The Internet is a valuable tool that the Company uses to differentiate itself from competitors. The Company’s strategy is to use the Internet to enhance, rather than replace, its auctions.

      Ritchie Bros. launched its rbauctionBid-Live service in 2002. This service allows qualified bidders to bid on and purchase items over the Internet at certain auctions, live and in real-time. This service is a complement to the rbauctionBid-Proxy service that has been in place since 1999 and which allows bidders to place proxy bids via the Internet. Purchases made through the rbauctionBid-Live service totaled over $76 million in 2002, and by the end of the year, Internet bidders were competing on as many as 40% of the items being offered on-line and were buyer or runner up bidder on over 15% of such items.

      The Company offers other services over the Internet in addition to online bidding:

•	rbauctionRe$ults, giving customers access to historic auction results;

•	rbauctionConsign, allowing customers to consign their equipment over the Internet;

•	equipment search, permitting users to search through all items consigned to upcoming auctions;

•	rbauctionFleetValuator, allowing customers to track the value of their fleets.

5.   Improve Salesforce Productivity

      Historically, the Company’s sales team generated an average of $8 million in gross auction sales per person. Ritchie Bros.’ sales force has grown in recent years, and the average gross auction sales per person fell to approximately $6.7 million for the year ended December 31, 2001. Since then, management has worked to improve this statistic, and intends to continue to improve productivity over the next few years. Gross auction sales per sales representative strengthened to approximately $7.2 million in 2002 as the newer members of the salesforce developed the relationships needed to generate consignments. The Company is in the process of introducing a new customer relationship management system to help the sales team service their customers more efficiently and effectively.

6.   Expand the Network of Auction Sites

      The Company has been steadily adding to its network of auction sites since 1997. Ritchie Bros. now has a network of 22 permanent auction sites and 6 regional auction units throughout the world (see “Facilities” below). The Company will continue to add to its facilities as opportunities arise, although it expects to do so at a slower pace than in recent years. The focus over the next few years will be to improve efficiencies at existing facilities and to take advantage of existing capacity.

1-9

7.   Improve Margins

      In the three years prior to 2002 the growth in gross auction sales did not keep pace with the expansion of the salesforce and facilities; however, infrastructure investments made in those years have provided the potential for operating leverage. Management hopes to achieve continued gross auction sales growth in the years ahead without an equivalent increase in costs, thereby generating higher operating margins.

      In addition, to recover some of the costs incurred by Ritchie Bros. in handling the large number of labour intensive but low-value lots sold in their auctions, as of January 1, 2002, the Company began charging successful buyers of lots selling for 2,500 or less in the currency of the auction, a fee of 10% of the selling price. This added approximately 0.40% to the Company’s auction revenue rate in 2002.

      In addition, in order to recover some of the costs related to operating the rbauctionBid-Live and the Proxy Bidding services, Ritchie Bros. has implemented a proxy purchase fee and an Internet purchase fee applicable to all buyers using these services effective January 1, 2003. The fees will be calculated as 2% of the selling price of each lot purchased to a maximum of 500 per lot in the currency of the auction. The Company expects that these fees will, on a combined basis, add approximately 0.10% to the Company’s auction revenue rate in 2003.

Operations

      Ritchie Bros. auctions are conducted by employees based at the Company’s offices throughout the world. In 2002, approximately 88% of the Company’s gross auction sales volume came from permanent auction sites or regional auction units (2001 — 86%). The remaining gross auction sales volume was earned at “off-site” auctions, typically held on leased or consignor-owned land. The decision about whether to hold a particular auction at a Ritchie Bros. site versus an off-site location is driven by the nature, amount and location of the equipment to be sold.

      The Company held 141 auctions during 2002 in 10 countries around the world (2001 — 129 auctions). The typical auction in 2002 attracted more than 1,100 registered bidders from multiple regions around the world. Every Ritchie Bros. auction, regardless of location, is conducted in a consistent manner so that bidders from one country are comfortable participating in an auction in another country. Approximately 156,000 bidders registered to bid in Ritchie Bros. auctions in 2002 (2001 — 139,000); they were competing for nearly 151,000 lots (2001 — 137,000) consigned by more than 20,000 consignors (2001 — 19,000).

      In 1994, the Company developed a specialized auction facility design as a model for its permanent sites. To date, this model and variations of it have been used to construct auction facilities in several locations in North America as well as Europe, Australia, Asia and the Middle East. The main building on each site typically consists of up to 33,000 square feet including offices, covered theatre style seating for up to 900 bidders, an auction display area, space for bidder registration, catering and restrooms, and meeting areas for representatives from transportation companies, finance companies and customs brokers. Most Ritchie Bros. auction sites also feature environmentally certified painting and refurbishment facilities.

      Management believes that Ritchie Bros.’ auctions generally draw a larger number of bidders than most other industrial equipment auctions. The large bidder audiences, including international bidders and Internet bidders, increase the likelihood of world market prices being achieved, thereby maximizing the proceeds on the sale of equipment, which helps to attract consignments. Greater volume and selection of consigned equipment at an auction, in turn, attracts more bidders to the auction in a process that is self-reinforcing. The following are some of the key elements of Ritchie Bros.’ auction process:

      Attracting the Bidders. The Company’s proprietary customer database discussed above contains comprehensive and detailed information regarding potential bidders that, in the view of management, significantly enhances the Company’s ability to market its auction services effectively. The database allows the Company to identify which customers might be interested in the equipment being sold at a particular auction. Typically, prior to each auction, up to 50,000 strategically selected customers receive full-color auction brochures for that particular auction. In conjunction with this direct mail campaign, the Company conducts targeted regional and industry-specific advertising and marketing campaigns. In addition, information about

1-10

all of the consigned equipment is posted on the Ritchie Bros. website where potential bidders can review the information and selected photographs.

      Management believes that assembling a wide selection of equipment and displaying it in a central location are critical elements of a successful auction of used equipment. The Company’s carefully planned layout of the auction yard enables bidders to evaluate and compare the equipment. Easy access to the equipment, repair records and other relevant information allows bidders to determine the fair value of the equipment and bid with confidence.

      Attracting the Equipment. The Company solicits equipment consignments of any magnitude, ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. While the majority of the Company’s gross auction sales comes from items that sell for less than $100,000, the Company regularly sells items with values exceeding $500,000. The average value of lots sold in 2002 was $9,100. For substantial consignments, Ritchie Bros.’ comprehensive services typically begin with an equipment appraisal that gives the prospective consignor a reliable and credible estimate of the value of the appraised equipment.

      Ritchie Bros.’ willingness to take consignment of a customer’s full equipment fleet (and all ancillary assets, including inventories, parts, tools, attachments and construction materials), rather than only accepting selected items, is another important service offered by Ritchie Bros. to the consignor.

      Attractive Contract Options. Ritchie Bros. offers consignors several contract options to meet their individual needs. These can include a straight commission contract whereby the seller receives the gross proceeds on the sale minus an agreed upon commission rate, as well as alternate arrangements including guaranteed proceeds or an outright purchase of the equipment.

Straight Commission. Under a straight commission consignment, Ritchie Bros. earns a commission based on the auction sale price of the equipment. The commission rate is negotiated on a consignor-by-consignor basis. Straight commission consignments typically represent approximately three quarters of the Company’s gross auction sales.

Gross Guarantee. Under this type of consignment, Ritchie Bros. guarantees minimum gross sales proceeds to the consignor and earns a commission based on the actual results of the auction, including a negotiated percentage of sales proceeds, if any, in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, the Company’s commission is reduced and, if proceeds are sufficiently lower, the Company can incur a loss on the sale.

Outright Purchase. Under the outright purchase method, Ritchie Bros. acquires title to a piece of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. Gross proceeds from these sales represented approximately 8% of gross auction sales in 2002.

      Ritchie Bros.’ commission structure reflects the degree of risk assumed by the Company with respect to the equipment being sold. In general, on similar packages of equipment, lower commissions are charged for straight commission sales than for gross guarantee sales. In the case of outright purchases, pricing takes into account the risk of ownership that is temporarily assumed by the Company. Management believes that the Company’s ability to offer these alternatives is a significant competitive advantage that helps the Company promote the unreserved auction method of buying and selling used equipment and, in particular, the use of Ritchie Bros. auctions.

      Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment and upon receipt of a security interest in the equipment to secure the obligation.

1-11

      Value-Added Services. Ritchie Bros. provides a wide array of services to make the auction process convenient for buyers and sellers of equipment:

•	Ritchie Bros. personnel perform extensive title searches on the equipment consigned and the Company warrants free and clear title to the buyer on each piece of equipment purchased, up to the purchase price paid by the buyer. Generally an item of equipment is not sold until all encumbrances have been cleared, either by the consignor directly or by the Company negotiating on the consignor’s behalf prior to the sale.

•	Equipment being offered at the auction is available for inspection by prospective buyers or their representatives prior to the auction and service records are made available for inspection. Where possible, prospective buyers are put in touch with the consignors so that bidders can conduct their own investigations before bidding.

•	Regular customers are encouraged to become “Express Bidders” and thereby benefit from expedited check-in procedures. Additional privileges are extended to the Company’s largest customers.

•	To assist bidders with their prospective purchases, Ritchie Bros. arranges for representatives of finance companies, transportation companies, customs brokerages and other service providers to be present at the auction site.

•	Where relevant, translation services are provided and in some cases, the auctioneer’s current “ask” number is displayed on large screens (in multiple currencies, if necessary).

•	A reception is typically held on the evening before the auction to give customers a chance to network among themselves and meet various Company representatives.

•	The Company provides contacts with painters and other trade service providers at each of its auction sites and often provides facilities for on-site cleaning, painting and refurbishment of equipment.

•	Ritchie Bros. handles all marketing, the collection and disbursement of auction proceeds and the coordination of payments to lienholders.

•	The Company arranges for on-site catering, public telephones and other services.

Marketing and Sales

      As at December 31, 2002, the Company employed 189 divisional, regional, area and territory managers (2001 — 194). These representatives are deployed by geographic region around the world. Each territory manager is primarily responsible for the development of customer relationships and solicitation of consignments in the manager’s region. Each territory manager is also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of the Company’s employees is paid a commission. Territory managers, and all other Ritchie Bros. employees, are compensated by a combination of base salary and performance bonus.

      In support of Ritchie Bros. territory managers, the Company follows a dual marketing strategy, promoting both Ritchie Bros. and the auction industry in general, and marketing specific auctions. The dual strategy is designed to attract both consignors and bidders. These advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. The Company also participates in international, national and local trade associations. The auction specific advertising consists of the production and mailing of full color pictorial auction brochures to a targeted selection of potential buyers from the Company’s proprietary database of over 400,000 companies and individuals. Trade journal, newspaper, radio and television advertising augment the effort. In addition, the Company’s website is updated daily by the addition of major items committed that day to upcoming auctions, and gives customers access to auction brochures, catalogs and other marketing materials.

      In addition to regional marketing through its territory managers, the Company markets through its national accounts team to large national customers, including rental companies, manufacturers and finance

1-12

companies who have recurring, large scale equipment disposition requirements in various regions and countries and can therefore benefit from Ritchie Bros.’ international network of auction sites.

      The rbauction.com website has become an increasingly important component of the Company’s marketing program. In the fourth quarter of 2002, the website recorded over 700,000 user sessions lasting over 25 minutes on average. The most popular services on the website are searches of the listings of equipment for sale in upcoming auctions (over 150,000 searches per week during peak auction periods) and rbauctionRe$ults searches of the Company’s historic auction results (over 25,000 searches per week during peak action periods).

      Building strong name recognition throughout its target markets is an important part of the Company’s marketing program. Accordingly, the Company has implemented programs to continually enhance recognition of the Ritchie Bros. corporate name and logo through consistent design elements in its advertising, signage, facilities and employee uniforms.

Competition

      Both the international used equipment market and the auction segment of that market are highly fragmented. The Company competes for potential consignors with other auction companies and with equipment dealers (both franchised and independent) and brokers. When competing for potential purchasers of equipment, the Company competes against other auction companies, equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies.

      The Company believes that the principal competitive factors in the industrial equipment market are reputation, customer service, commission pricing and structure, and the ability to deliver the highest net return to the equipment seller.

Facilities

      Ritchie Bros.’ head office is located in Richmond, B.C., Canada, on approximately two acres of Company-owned land. The Company’s main administrative office for U.S. operations is in Lincoln, Nebraska.

      The Company attempts to establish its auction sites in industrial areas close to major cities. Although the Company leases some auction sites, the Company prefers to purchase land and construct purpose-built facilities once it has determined that a region can generate sufficient financial returns to justify the investment. The following table lists Ritchie Bros.’ permanent sites and sites under development as at December 31, 2002:

1-13

	Year Placed
	in Service by	Size
Location	Ritchie Bros.	(Acres)	Status

United States:
Albuquerque, New Mexico	1999	11
Atlanta, Georgia	1996	85
Denver, Colorado	1985	39
Fort Worth, Texas	1994	114
Houston, Texas	1993	54
Minneapolis, Minnesota	1991	29
Morris, Illinois	2000	91
North East, Maryland	2001	80
Olympia, Washington	1994	79
Orlando, Florida	2002	99
Perris, California	2000	67
Phoenix, Arizona	2002	48
Statesville, North Carolina	1999	40
Canada:
Edmonton, Alberta	2002	125
Grande Prairie, Alberta	2002	31
Halifax, Nova Scotia	1997	26
Montreal, Quebec	2000	60
Prince George, British Columbia	1980	32	Scheduled for replacement in 2003
Prince George, British Columbia		60	Scheduled to open in 2003
Toronto, Ontario	1998	65
Vancouver, British Columbia	1979	8
Other:
Brisbane, Australia	1999	42
Moerdijk, The Netherlands	1999	53

      Certain of these properties are subject to encumbrances granted as security for term loans of the Company.

      In addition to the acreage noted on certain of the above auction sites, the Company owns other property that may be available for future expansion or sale. Furthermore, Ritchie Bros. owns additional land in other areas not listed above that may be available for future expansion or sale.

      The Company also operates regional auction units that are not listed above, which conduct recurring auctions, typically on leased premises, located in Toluca, Mexico; Stockton, California; Kansas City, Missouri; Singapore; Valencia, Spain; and Dubai, United Arab Emirates.

Employees

      The Company employed approximately 570 full-time staff at December 31, 2002 (2001 — 550 employees). The Company also employs up to 1,000 part-time employees each year. The Company expects to increase its customer service and sales employees to facilitate continued growth. The Company is not subject to any collective bargaining agreements and believes that its relationships with its employees are good.

Governmental and Environmental Regulations

      In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials.

1-14

In addition, the Company is subject to various local zoning requirements with regard to the location of its auction sites, which vary from location to location.

      Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances.

      The Company obtains Phase I environmental assessment reports prepared by independent environmental consultants in connection with its site acquisitions. A Phase I assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits.

      The Company believes that it is in compliance in all material respects with all laws, rules, regulations and requirements that affect its business, and that compliance with such laws, rules, regulations and requirements does not impose a material impediment on the Company’s ability to conduct its business.

Legal Proceedings

      From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

1-15

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The selected consolidated financial information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (included elsewhere in this Annual Information Form) and the Company’s audited financial statements for the year ended December 31, 2002. All dollar amounts in the table are in thousands, except share and per share data.

Three Year Summary

	Year Ended December 31,

	2002	2001	2000

Statement of Operations Data:
Auction revenues	$133,552	$116,991	$106,125
Direct expenses	(19,664)	(18,861)	(17,936)

	113,888	98,130	88,189
Depreciation and amortization(1)	9,208	9,076	7,761
General & administrative expense	63,786	56,517	52,942

Earnings from operations	40,874	32,537	27,486
Interest expense	(4,302)	(4,024)	(3,378)
Other income	2,455	1,409	1,252

Earnings before income taxes	39,027	29,922	25,360
Income taxes(2)	10,656	9,868	8,155

Net earnings(3)	$28,371	$20,054	$17,205

Net earnings per share — basic	$1.69	$1.20	$1.03
Net earnings per share — diluted	1.68	1.19	1.02
Weighted average number of shares outstanding(4)
— Basic	16,793,202	16,761,247	16,743,433
— Diluted	16,915,424	16,864,003	16,860,863
Balance Sheet Data (end of period):
Working capital (including cash)	$25,443	$19,279	$30,857
Total assets	329,136	275,543	268,353
Long term debt	62,612	61,217	57,821
Total shareholders’ equity	199,374	165,933	148,764
Selected Operating Data:
Gross auction sales(5)	$1,376,206	$1,290,897	$1,232,974
Auction revenue rate	9.70%	9.06%	8.61%
Number of consignors	20,919	19,196	18,177
Number of bidders	156,010	139,339	122,154
Number of buyers	50,126	46,647	41,940
Permanent auction sites (end of period)	22	21	20

Notes:

(1)	Depreciation and amortization includes goodwill amortization of $1,650,000 in 2001 and $1,651,000 in 2000. Goodwill amortization ceased effective January 1, 2002 in accordance with new accounting pronouncements.

(2)	Income taxes in 2001 includes withholding taxes of $2,000,000 paid on intercompany dividends.

(3)	Net earnings in 2002 includes non-recurring income of $800,000 or $0.05 per share.

(4)	Diluted weighted average shares outstanding has been determined in accordance with US GAAP.

(5)	Gross auction sales represent the total proceeds from all items sold at Ritchie Bros.’ auctions. Gross auction sales are not presented in the Company’s financial statements, but are important to understanding the financial results of the Company, since auction revenues and, to a lesser extent, certain expenses, are dependent upon them.

1-16

Segmented Information

      The Company’s principal business activity is the sale at auctions of consignment and self-owned equipment. This business represents a single reportable segment. In 2002, auction revenues derived from auction sales in the United States represented 63% of the Company’s total auction revenues (2001 - 65%).

      Summarized information on the Company’s activities by geographic segment is as follows:

	United States	Canada	Other	Combined

	(dollar amounts in thousands)
Year ended December 31, 2002
Auction revenues	$84,344	$17,627	$31,581	$133,552
Capital assets and goodwill	135,921	60,176	31,749	227,846
Year ended December 31, 2001
Auction revenues	$76,272	$18,485	$22,234	$116,991
Capital assets and goodwill	127,702	42,939	28,744	199,385
Year ended December 31, 2000
Auction revenues	$66,425	$18,517	$21,183	$106,125
Capital assets and goodwill	109,376	30,005	31,356	170,737

Quarterly Summary (unaudited)

(dollar amounts in thousands, except per share data)

					Net Earnings
					(Loss) per Share
	Gross Auction	Auction	Net Earnings
Period	Sales	Revenues	(Loss)		Basic	Diluted

2002
1st quarter	$293,208	$29,317	$5,363		$0.32	$0.32
2nd quarter(1)	414,056	38,864	10,775		0.64	0.64
3rd quarter	208,071	20,991	1,111		0.07	0.07
4th quarter	460,871	44,380	11,122		0.66	0.65

	$1,376,206	$133,552	$28,371	(2)	$1.69	$1.68

2001
1st quarter	$289,724	$25,445	$3,062		$0.18	$0.18
2nd quarter(1)(3)	373,990	35,025	6,351		0.38	0.38
3rd quarter	179,294	16,851	(955)		(0.06)	(0.06)
4th quarter	447,889	39,670	11,596		0.69	0.69

	$1,290,897	$116,991	$20,054	(2)(3)	$1.20	$1.19

Notes:

(1)	Net earnings in the second quarter of 2002 includes non-recurring income of $800,000 or $0.05 per share.

(2)	The Company stopped amortizing goodwill effective January 1, 2002 in accordance with new accounting pronouncements. Amortization expense in 2001 totaled $1,007,000, net of taxes.

(3)	Excluding the impact of withholding taxes in the amount of $2,000,000 paid on an intercompany dividend in the second quarter of 2001, net earnings for the quarter would have been $8,351,000 ($0.60 per share) and for the full year would have been $22,054,000 ($1.31 per share).

1-17

DIVIDEND POLICY

      The declaration and payment of dividends on the Common Shares will be subject to the discretion of the Board of Directors and the retention of sufficient cash to fund the Company’s growth initiatives. Because Ritchie Bros. Auctioneers Incorporated is a holding company with no material assets other than the shares of its subsidiaries, its ability to pay dividends on the Common Shares is dependent on the earnings and cash flow of its subsidiaries. No financing agreements to which the subsidiaries of Ritchie Bros. Auctioneers Incorporated are party currently restrict those subsidiaries from paying dividends to Ritchie Bros. Auctioneers Incorporated. The Company has not declared or paid any dividends on the Common Shares since its initial public offering.

MARKET FOR SECURITIES

      The Common Shares of the Company are listed and traded on the New York Stock Exchange (the “NYSE”) under the ticker symbol “RBA”. The NYSE is the principal market for the Common Shares. The closing price of the Common Shares on the NYSE on February 28, 2003 was $32.33.

1-18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

      The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.” or the “Company”) for the year ended December 31, 2002 compared to the year ended December 31, 2001. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

      The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada which, except as set out in note 12 to the consolidated financial statements, result in materially consistent financial position and results of operations to that which would be reported under generally accepted accounting principles in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles and are presented in United States dollars. The following discussion should also be read in conjunction with the disclosures below regarding forward-looking statements and risk factors.

      Ritchie Bros. is the world’s largest auctioneer of industrial equipment. At December 31, 2002, the Company operated from over 90 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Ritchie Bros.’ customers are primarily end users of equipment, such as contractors, and they also include equipment manufacturers, dealers, brokers and finance companies. The business is driven mainly by regular fleet upgrades and reconfigurations, as well as by the timing of the completion of major construction and other projects.

      Ritchie Bros. operates in the auction segment of the global used equipment marketplace — a market that continues to grow as a result of the increasing, cumulative world supply of used equipment. The auction segment is highly fragmented and has grown over the last number of years. Based on market knowledge and discussions with participants in the global used equipment market, management believes that the auction segment will continue to grow. The Company believes that it has several key strengths that will enable Ritchie Bros. to continue to attract an increasing number of consignors and bidders to its auctions. These strengths include, but are not limited to, the Company’s reputation for conducting fair auctions, the Company’s size and international scope of operations, and the Company’s in-depth experience in the marketplace.

      In the coming years, one of Ritchie Bros.’ goals is to grow its gross auction sales. The Company’s strategies for accomplishing this objective include continued development of markets and regions in which Ritchie Bros. already operates and expansion of the Company’s presence into new and emerging markets and regions, particularly within Europe and North America. The Company also intends to continue to work with equipment manufacturers to expand sales of unused equipment at its auctions.

      An example of the Company’s growth strategy is the extension of the business into related, complementary markets, such as agricultural equipment, over-the-road trucks and trailers, and marine equipment. This expansion is being accomplished in part by hiring sales personnel with experience in these markets.

      The Company is also using the Internet to enhance its business and service offerings and to further extend the geographic reach of its auctions (see discussion below). As well, the Company continues to develop its infrastructure in order to improve the productivity of its employees and enhance the service it provides to its customers.

      Although the Company cannot accurately anticipate the future effect of inflation on its financial condition or results of operations, inflation historically has not had a material effect on the Company’s operations.

1-19

Sources of Revenue and Revenue Recognition

      A key indicator of the Company’s financial performance is gross auction sales, representing the total proceeds from all items sold at auction by Ritchie Bros. during the period. Gross auction sales is a not a measure of revenue and is not presented in the Company’s consolidated financial statements; however, the Statement of Operations caption “auction revenues” is directly related to the value of gross auction sales (see discussion below under Results of Operations). Certain other Statement of Operations line items are also best understood considering the relationship to gross auction sales. Auction revenues are comprised of auction commissions, net profits on the sale of inventory, incidental interest income, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

      Auction commissions are comprised of two main components. The most common type of commission is generated by the Company when it acts as agent for consignors and earns a straight commission on the gross sales price of the consigned equipment at auction. In certain other cases, the Company guarantees minimum gross sales proceeds to the consignor and earns a commission based on the actual results of the auction, including a negotiated percentage of sales proceeds, if any, in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, the Company’s commission is reduced and, if proceeds are sufficiently lower, the Company can incur a loss on the sale. Ritchie Bros. factors in a higher rate of commission on these sales to compensate for the increased risk assumed by the Company. The Company’s exposure from these guarantee contracts fluctuates over time but guarantees are generally outstanding for 30 to 45 days and the combined exposure at any point in time from all outstanding guarantees is typically less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held.

      Auction revenues also include the net profit on the sale of inventory in cases where the Company acquires title to a piece of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. During the period that the Company retains ownership, the cost of the equipment is recorded as inventory on the Balance Sheet. The auction revenue recorded upon sale of the equipment is the net gain or loss on the sale. Net profit on sales of inventory represented approximately 7% of auction revenues for the year ended December 31, 2002 (2001 — 10%).

      The composition of auction revenues is tied to the nature of contracts entered into with consignors in any particular year. The choice by consignors between straight commission, gross guarantee, or outright purchase arrangements is dependent upon many factors including general economic conditions. As a result, the mix of contracts and the effective auction revenue rate in 2002 are not necessarily indicative of future performance.

      Beginning in 2002, auction revenues include a handling fee, payable by the buyer, equal to 10% of the selling price on all lots sold for 2,500 or less in the currency of the auction. The impact of this fee on auction revenues and the Company’s auction revenue rate in any future period will depend on the quantity and the value of lots sold during that period. The Company originally estimated that the impact of this fee would be to increase auction revenues by approximately 0.3% of gross auction sales. For the year ended December 31, 2002, the impact of this fee was an increase in auction revenues of approximately 0.4% of gross auction sales and the Company believes that it is reasonable to project a similar impact in 2003.

      Beginning January 1, 2003, the Company implemented fees to recover some of the costs involved in running its proxy bidding service and the rbauctionBid-Live Internet bidding service. The Proxy Purchase Fee and the Internet Purchase Fee will affect only buyers using these services. The fees will be calculated as 2% of the selling price to a maximum of 500 per lot in the currency of the auction. The company currently estimates that these fees will be applicable to approximately 5% of gross auction sales in 2003 and will therefore increase auction revenues by approximately 0.1% of gross auction sales.

      The Company’s gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time the Company generally conducts more business than in the first and third

1-20

calendar quarters. The Company’s gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company’s established markets where the number, size and frequency of the Company’s auctions are more consistent. Finally, economies of scale are achieved as the Company’s operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company’s auctions increases.

Developments in 2002

      Ritchie Bros. entered 2002 with the primary goals of growing gross auction sales and net earnings, improving sales force productivity, and increasing the customer base. Related goals included expansion into related markets and regions and using the Internet and other technology to enhance the Company’s business. All of these goals were achieved in 2002.

      During the first quarter of 2002, the Company launched rbauctionBid-Live. This service enhances Ritchie Bros.’ live auctions by allowing qualified bidders to bid on and purchase equipment over the Internet in real time. Purchases through the rbauctionBid-Live system represented approximately 6% of gross auction sales for the year ended December 31, 2002 and are expected to be in the range of 10% to 15% in 2003. Also during the first quarter the Company opened a new permanent auction site in Phoenix, Arizona, replacing an existing auction facility.

      During the second quarter of 2002, the Company opened a new auction facility in Edmonton, Alberta, Canada replacing an existing auction site. The new 125-acre facility includes a two auction ramp auction theatre and offers combined seating for 1,800 bidders, allowing for two simultaneous auctions of rolling stock. Also during the second quarter, C. Russell Cmolik announced his plan to retire effective August 31, 2002; and on July 1, 2002, Randall J. Wall was appointed President and Chief Operating Officer of the Company, the position previously held by Mr. Cmolik.

      On August 1, 2002, the Company acquired the auction business of All Peace Auctions, an Alberta, Canada based auctioneer of industrial and agricultural equipment (the “All Peace Acquisition”). As part of the acquisition the Company also acquired the assets used in the business, including a 30-acre permanent auction site in Grande Prairie, Alberta. The All Peace Acquisition helped expand the Company’s presence in northern Alberta and the Company’s share of the agricultural equipment market.

      During the fourth quarter of 2002 the Company began holding auctions at its new auction facility in Orlando, Florida, which replaced its previous permanent auction site in Florida.

      The Company expects to open a new, replacement auction facility in Prince George, British Columbia during the second quarter of 2003. This will bring to a close the aggressive facilities expansion program begun with the Company’s initial public offering in 1998. Although the Company will continue to improve existing auction facilities and add new sites as appropriate opportunities arise, the level of capital expenditures in the next few years is expected to be lower than the average level experienced over the past four years.

Critical Accounting Policies

      In preparing the consolidated financial statements in conformity with generally accepted accounting principles, the Company’s management must make decisions that impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, management applies judgments based on their understanding and analysis of the relevant circumstances and historical experience. Actual amounts could differ from those estimated at the time the consolidated financial statements are prepared.

      The following discussion of critical accounting policies is intended to supplement the Significant Accounting Policies presented as Note 1 to the Company’s 2002 audited consolidated financial statements.

1-21

Note 1 summarizes the accounting policies and methods used in the preparation of the consolidated financial statements. The policy discussed below was selected because it requires more significant judgments and estimates in the preparation and presentation of the consolidated financial statements than other policies. On an ongoing basis, the Company evaluates these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets and goodwill, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in the consolidated financial statements. The Company bases its estimates on historical experience, as well as other events and assumptions that are believed to be reasonable at the time. Actual results could differ from these estimates under different conditions.

Valuation of Goodwill

      Management assesses the possible impairment of goodwill in accordance with standards recently issued by the Canadian Institute of Chartered Accountants in Canada and the Financial Accounting Standards Board in the US. The new standards stipulate that reporting entities with previously recorded goodwill cease amortizing goodwill commencing January 1, 2002. Instead, the carrying value of goodwill is tested for impairment annually at the reporting unit level using a two-step impairment test, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

      In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. The Company operates as a single reporting unit, which is the consolidated public company. As a result, the Company is able to refer to the stock market for a third party assessment of its fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of the Company’s stock may impact the assessment as to whether goodwill has been impaired. These changes may result from changes in Ritchie Bros.’ business plans or other factors that are outside management’s control. The Company performs the goodwill test each year as at September 30, unless events or changes in circumstances indicate that goodwill might be impaired. The test was conducted as at September 30, 2002 and the Company determined that no impairment had occurred.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Auction Revenues

      Auction revenues grew to $133.6 million during the year ended December 31, 2002, an increase of $16.6 million or 14% compared to the prior year’s auction revenues of $117.0. The improvement is a result of higher gross auction sales for the year, combined with a higher average auction revenue rate on those sales. Gross auction sales totaled $1.38 billion for the year ended December 31, 2002, an increase of $90.0 million or 7% over the prior year, primarily as a result of increased auction volume in Europe and the Middle East in 2002.

      During 2002, the Company experienced an auction revenue rate (auction revenues as a percentage of gross auction sales) of 9.70% compared to a rate of 9.10% in 2001 and a long-term (prior to 2002) average of approximately 8.80%. The improvement can be attributed partly to the handling fee introduced at the beginning of 2002 and above-average performance of the Company’s straight commission and underwritten business. Management does not believe that the above average experience in 2002 is indicative of a trend.

      For the year ended December 31, 2002, the handling fee introduced in 2002 (see “Sources of Revenue and Revenue Recognition”) generated auction revenues of approximately 0.40% of gross auction sales, slightly higher than had been expected by the Company. For 2003 the Company expects that this handling fee will once again generate auction revenues in the range of 0.40% of gross auction sales.

      Commencing January 1, 2003 auction revenues will include the Proxy Purchase Fee and the Internet Purchase Fee (see “Sources of Revenue and Revenue Recognition”). The Company currently anticipates that

1-22

these fees will on a combined basis generate incremental auction revenues in the range of 0.10% of gross auction sales.

      Prior to 2002, the Company’s auction revenue rate had averaged approximately 8.80%. With the introduction of the handling fee in 2002 and the Proxy and Internet Purchase Fees in 2003, management believes that the Company’s auction revenue rate will be in the range of 9.30% in 2003.

Direct Expenses

      Direct expenses consist of costs incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment at the auction site and lease expenses for temporary auction sites.

      Direct expenses for the year ended December 31, 2002 totaled $19.7 million, an increase of $0.8 million or 4% compared to prior year direct expenses of $18.9 million. Direct expenses as a percentage of gross auction sales improved to 1.43% compared to the 1.46% ratio experienced in 2001. Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. As the size of auctions increase, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at temporary locations. Management expects that direct expenses as a percentage of gross auction sales will average approximately 1.45% in 2003.

Depreciation Expense

      Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in the Company’s business, including building and site improvements, automobiles, yard equipment, and computer hardware and software. Depreciation expense for the year ended December 31, 2002 totaled $9.2 million, an increase of $0.1 million over depreciation of $9.1 million recorded in 2001. The balance for the prior year included goodwill amortization of $1.7 million. The Company stopped amortizing goodwill effective January 1, 2002 in accordance with new accounting pronouncements in Canada and the United States (see “Recent Accounting Pronouncements” below). After factoring out goodwill amortization, depreciation expense grew by $1.8 million in 2002 primarily as a result of the depreciation of new auction facilities constructed over the past few years and increasing charges related to capitalized software development costs. Management anticipates that depreciation expense will continue to increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

General and Administrative Expenses

      General and administrative expenses (“G&A”) include items such as employee expenses (salaries, wages, performance bonuses and benefits), non-auction related travel, institutional advertising, insurance, general office, and information technology expenses. G&A increased to $63.8 million for the year ended December 31, 2002, an increase of $7.3 million or 13% compared to G&A of $56.5 million in 2001. The increase in G&A is attributable to costs incurred in 2002 to support the growth initiatives of the Company, as well as to costs associated with the operation of new permanent auction sites opened during the year. In addition, the Company accrued higher performance bonuses in 2002 than in 2001 due to the strong growth in earnings before income taxes and bonuses in 2002. Future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support the Company’s growth plans, as well as other factors.

Earnings from Operations

      Earnings from operations for 2002 were $40.9 million compared to $32.5 million in 2001 ($34.2 million after excluding goodwill amortization). Earnings from operations increased in 2002 compared to 2001 primarily as a result of increased gross auction sales and an above average auction revenue rate (due in part to the introduction of the handling fee discussed above), offset in part by growth in G&A.

1-23

Interest Expense

      Interest expense includes mainly interest and bank charges paid on bank term debt and operating credit lines. Interest expense for the year ended December 31, 2002 was $4.3 million compared to $4.0 million in 2001. During 2002, the Company capitalized interest of $1.5 million (2001 — $1.7 million) related to properties under development. Interest expense may increase in the future as the capitalization of interest decreases in conjunction with the completion of building projects currently under development. See “Overview” and “Liquidity and Capital Resources” for further discussion.

Other Income

      Other income arises primarily from net fees earned by the Company for conducting appraisals for its customers, as well as from other miscellaneous sources. Other income for the year ended December 31, 2002 was $2.5 million compared to $1.4 million in 2001. The increase can be attributed mainly to increased appraisal activity during 2002. Management expects appraisal revenue to increase in the future as the Company attempts to expand its activities in this area. Other income in 2002 also includes a $1.0 million gain on the sale of redundant property.

Income Taxes

      Income taxes of $10.7 million for the year ended December 31, 2002 (2001 — $9.9 million) have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 27.3% for the year ended December 31, 2002 is lower than the 33.0% rate the Company experienced in 2001 in part as a result of a one-time charge of $2.0 million for withholding taxes paid on an inter-company dividend in 2001. Excluding this charge, the effective tax rate in 2001 would have been 26.3%. Variations in effective tax rates between different periods are primarily a result of differences in the amount of earnings attributable to the different tax jurisdictions in which the Company operates and earns its income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the distribution of earnings between the different tax jurisdictions in which the Company operates and earns its income.

Liquidity and Capital Resources

      The Company’s cash position can fluctuate significantly from period to period, largely as a result of differences between the timing of the receipt of auction sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. The Company generally pays out auction proceeds to consignors approximately 21 days following an auction. Accordingly, management believes a more meaningful measure of the Company’s liquidity is working capital, including cash.

      Working capital including cash was $25.4 million at December 31, 2002, which is within the Company’s current target for working capital. The comparable balance at the end of fiscal 2001 was $19.3 million.

      Capital expenditures for the year ended December 31, 2002 were $35.8 million compared to $38.1 million in 2001. The 2002 expenditures include $2.8 million for the acquisition of tangible assets by virtue of the All Peace Acquisition and the reclassification to capital assets of land with a book value of $3.3 million, which had previously been recorded as capital assets available for sale and a $3.9 million foreign exchange effect relating to capital assets held in 2002 in currencies other than the United States dollar. Excluding these latter two items, capital asset additions were $28.6 million in 2002, a decrease of $9.5 million from 2001.

      The Company continued to incur site development and building costs in 2002 in the United States and Canada relating to expansion projects commenced in prior years. During 2002 the Company opened new permanent auction sites in Phoenix, Arizona, Edmonton, Alberta, and Orlando, Florida and acquired a new permanent auction site in Grande Prairie, Alberta as part of the All Peace Acquisition. The Company will continue to add additional permanent auction sites in selected locations as opportunities arise, and is presently in various stages of commitments to acquire land for development in the United States. Actual expenditure

1-24

levels in the future will depend on the Company’s ability to identify, acquire and develop suitable auction sites. Capital expenditures, including maintenance capital expenditures, are expected to be in the range of $15 million to $20 million per year on average for the next few years.

      The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations of approximately $97.0 million and to credit lines for funding property acquisitions of approximately $101.2 million. At December 31, 2002, the Company had bank debt related to operations of $2.8 million (2001 — nil), and bank debt related to property acquisitions totaled $71.4 million (2001 — $74.5 million), leaving a net credit line of $94.2 million available for operations and net credit lines of $29.8 million available for property acquisitions.

Recent Accounting Pronouncements

      In 2001 the Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States announced new standards related to the accounting for goodwill. As a result of the new standards, reporting entities with previously recorded goodwill ceased amortizing that goodwill on January 1, 2002. The carrying value of goodwill is now subject to a regular test for impairment. Amortization expense on goodwill recognized to December 31, 2001 totaling $1.7 million is included in the Consolidated Statements of Operations and no such charge is recorded in 2002.

      In 2001 the Accounting Standards Board in Canada issued Handbook Section 3870 establishing standards for the recognition, measurement and disclosure of stock-based compensation to employees and non-employees. The Company adopted Section 3870 beginning January 1, 2002. The adoption of this standard has not had a material impact on the Company’s financial condition or results of operations because, to date, stock based compensation has been granted with exercise prices based on the market price at the date of grant. The Company applies the intrinsic value method of accounting for stock-based compensation, consistent with the principles it applies under United States accounting standards. Section 3870 requires additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share. This information is provided in note 8 to the consolidated financial statements for the year ended December 31, 2002.

      In January 2003 the Accounting Standards Board in Canada issued Handbook Section 3063, Impairment of long-lived assets, establishing standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The new Canadian standard is substantially the same as the existing standards in the United States. The Company does not expect the adoption of the new Canadian standard in 2003 to have a material impact on disclosure of financial condition or results of operations.

      In February 2003 the Accounting Standards Board in Canada issued Accounting Guideline 14, Disclosure of Guarantees, clarifying the financial statement disclosures to be made by a guarantor about its obligations under guarantees. The new Canadian guidance is substantially the same as standards adopted in the United States in 2002 (Financial Accounting Standards Board Interpretation No. 45). The Company has not yet determined what, if any, impact this new guidance will have on its reported results in future periods.

Forward-Looking Statements

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, general and administrative expenses, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, Internet initiatives, and the financing available to the Company. Words such as “expects”, “intends”, “plans”, “believes”, “estimates”, “anticipates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important risk factors, among others, could affect the Company’s actual results and could cause such results to differ materially from those expressed in the Company’s forward-looking statements. The Company undertakes no obligation to update

1-25

publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these factors.

Risk Factors

Potential Inability to Achieve and Manage Growth

      A principal component of the Company’s strategy is to continue to grow by increasing earnings from operations in the Company’s existing markets and by expanding into new geographic markets and into auction market segments that the Company has not historically emphasized. The Company’s future growth will depend upon a number of factors, both within and outside of the Company’s control, including: the identification and development of new markets; the identification and acquisition on favorable terms of suitable new auction sites and, possibly, of suitable acquisition candidates; the ability to hire, train and retain qualified personnel; the successful integration of new sites and any acquired businesses with the Company’s existing operations; the acceptance by potential consignors and industrial equipment buyers of the auction process generally, as well as of the Company’s expansion into new markets and market segments; the establishment and maintenance of favorable relationships with consignors and bidders in new markets and the maintenance of such relationships in existing markets; the receipt of any required governmental authorizations for proposed development or expansion; and the Company’s ability to manage expansion and to obtain required financing. There can be no assurance that the Company will successfully expand its operations or that any expansion will be profitable. Further, the results achieved by the Company to date may not be indicative of its prospects or its ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than the Company’s current markets.

      As a result of expanding its operations, the Company will experience growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth will increase the operating complexity of the Company and the level of responsibility of existing and new management personnel. There can be no assurance that the Company will be able to attract and retain qualified management and employees, that the Company’s current operating and financial systems and controls will be adequate as the Company grows, or that any steps taken to attract and retain management and employees and to improve such systems and controls will be sufficient.

Quarterly and Seasonal Variations in Operating Results

      The Company’s revenues and operating results historically have fluctuated from quarter to quarter. These fluctuations have been and are expected to continue to be caused by a number of factors, including the timing of auctions; seasonal results of operations; general economic conditions in the Company’s markets; the timing of acquisitions and development of auction sites and related costs; and the effectiveness of integrating new sites or acquired businesses. Additionally, the Company generally incurs substantial costs in entering new markets and the profitability of operations at a new location is uncertain, in part because the number and size of auctions at new locations is more variable than at the Company’s more established locations. These factors, among others, may cause the Company’s results of operations in some future quarters to be below the expectations of investors or results of previous quarters, which could have a material adverse effect on the market price of the Common Shares.

Potential Losses from Price Guarantees, Purchases of Inventory, Advances by the Company and Guarantees of Clear Title

      The Company generally offers its services to consignors of used industrial equipment on a straight commission basis. In certain circumstances the Company will, subject to its evaluation of the equipment, either (1) offer to guarantee the consignor a minimum level of gross sale proceeds, regardless of the ultimate results of the auction or (2) offer to purchase the equipment directly from the consignor for sale in a particular auction. If auction proceeds are less than the guaranteed amount, the Company’s commission would be reduced or, if sufficiently lower, the Company would incur a loss. If auction proceeds are less than the

1-26

purchase price paid by the Company, the Company would incur a loss. Because all its auctions are unreserved, the Company cannot protect itself against such losses by bidding on or acquiring any items at the auctions. In recent periods, guarantees and purchases and sales by the Company of inventory have represented approximately one-quarter of the Company’s annual gross auction sales.

      Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment to be auctioned and upon receipt of a security interest in the equipment to secure the obligation. If the Company were unable to auction the equipment or if auction proceeds were less than amounts advanced, the Company could incur a loss.

      The Company guarantees that each item purchased at its auctions is free of liens and other encumbrances up to the purchase price paid by the buyer. While the Company expends considerable effort ensuring that all liens have been identified and, if necessary, dealt with prior to the auction sale, there have been instances where liens have not been properly identified or discharged and the Company has had to make payments to the relevant lienholders or purchasers. If the Company is not able to recover sufficient funds from the consignors to offset the payment to the lienholders, the Company would incur a loss and such losses could be material.

Adverse Changes in Economic Conditions; Industry Cyclicality

      A substantial portion of the Company’s revenues is derived from customers in industries that are cyclical in nature and subject to changes in general or regional economic conditions. Adverse changes or downturns in a given industry may decrease demand for related equipment and lead to lower auction revenues. Although auction sales to residents of countries or regions other than the country or region in which the auction is held have generally been increasing in recent years, approximately one-half of auction revenues is generated by same country or same region purchasers. As a result, the Company’s operating results in a particular country or region may be adversely affected by events or conditions in that country or region, such as a local economic slowdown, adverse weather affecting local industries and other factors. The Company’s operating results may also be adversely affected by increases in interest rates that may lead to a decline in economic activity.

Risks of Competition

      The international industrial equipment market and the industrial equipment auction market are highly fragmented. The Company competes for potential purchasers of industrial equipment with other auction companies and with indirect competitors such as equipment manufacturers, distributors and dealers that sell new or used equipment, as well as equipment rental companies. The Company also competes for potential consignors with other auction companies and with indirect competitors such as used equipment dealers. The Company’s direct competitors are primarily regional auction companies. Some of the Company’s indirect competitors have significantly greater financial and marketing resources and name recognition than the Company. New competitors with greater financial and other resources than the Company may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to the Company’s entry into such markets. They may also compete against the Company via Internet-based services. To the extent existing or future competitors seek to gain or retain market share by reducing commission rates, the Company may also be required to modify its commission rates, which may adversely affect the Company’s results of operations and financial condition.

Supply of, Demand for, and Market Values of Used Equipment

      There are many factors that have an impact on the supply of and demand for used equipment, most of which the Company cannot control. In addition, market values for used equipment fluctuate based on circumstances beyond the Company’s control. Price competition for new equipment has a direct impact on the supply of, demand for, and market value of used equipment. Some industrial equipment manufacturers have special promotions offering low or no down payment and low or no interest charges to increase sales of new

1-27

equipment. In addition, competition between manufacturers of equipment exerts downward pressure on new equipment prices, which in turn impacts the supply of, demand for, and market values of used equipment. A significant erosion in the supply of, demand for and market values of used equipment could have a material impact on the Company’s financial condition and results of operations.

Risks of Noncompliance with and Restrictions Imposed by Governmental and Environmental Regulation

      In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with such laws, rules and regulations could result in a substantial liability to the Company, suspension or cessation of certain of the Company’s operations, restrictions on the Company’s ability to expand at its present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses.

      The development or expansion of auction sites is contingent upon receipt of required licenses, permits and other governmental authorizations. The inability of the Company to obtain such required items could have an adverse effect on its results of operations and financial condition. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion. Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such real estate, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that environmental contamination does not exist at the Company’s acquired or leased auction sites from prior activities at such locations or from neighboring properties or that additional auction sites acquired or leased by the Company will not prove to be so contaminated. Any such contamination could materially adversely affect the Company’s financial condition or results of operations.

      The Company is aware of potential restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between certain jurisdictions. If these restrictions were to materially affect the ability of customers to ship equipment to or from the Company’s auction sites, the restrictions could materially adversely affect the Company’s business, financial condition and results of operations.

      The imposition of additional export or import regulations or of additional duties, taxes or other charges on exports or imports could have a material adverse impact on participation in the Company’s auctions by international bidders and consignors. Reduced participation by such parties could materially adversely affect the Company’s business, financial condition and results of operations.

Potential Inadequacy of Insurance Coverage

      The Company maintains property and general liability insurance. There can be no assurance that such insurance will remain available to the Company at commercially reasonable rates or that the amount of such coverage will be adequate to cover any liability incurred by the Company. If the Company is liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of its coverage, its business, results of operations and financial condition could be materially adversely affected.

Risks of International Operations

      The Company conducts business in North, South and Central America, Europe, Asia, Australia, Africa and the Middle East and intends to expand its international presence. The Company’s operations in international markets may be affected by fluctuating currency exchange rates, acts of terrorism or war, and by changing social, economic, political and governmental conditions and regulations.

1-28

Dependence on Key Personnel

      The Company’s future performance and development will depend to a significant extent on the efforts and abilities of David E. Ritchie, a co-founder of the Company and its Chairman and Chief Executive Officer, and of its other executive officers. The loss of the services of one or more of such individuals or other senior managers could have a material adverse effect on the Company’s business. The Company does not maintain key man insurance for any of its employees. The Company’s ongoing success will depend on its continuing ability to attract, develop and retain skilled personnel in all areas of its business.

Failure, Pace, or Lack of Development of Internet-related Initiatives

      Although the Company expects its Internet presence in general, and its rbauctionBid-Live Internet bidding service in particular, to enhance rather than replace its current auction business, there can be no assurances that the investments incurred to date in these new technologies will result in a material improvement in the Company’s financial condition or results of operations. In addition, the Company may not be able to successfully adapt its businesses to Internet commerce. Furthermore, the Company faces risks associated with implementing its new initiatives in the competitive and rapidly changing Internet environment.

      Internet-related products are complex and rapidly evolving. The Company may encounter difficulties or delays in the development, implementation and market acceptance of it Internet initiatives. In addition, there can be no assurance that its infrastructure, networks and applications and systems will be able to successfully accommodate accelerated growth of peak traffic volumes as the rbauctionBid-Live service is rolled out to a greater number of auctions. Specific risks include: the extent to which the equipment auction market accepts the Internet as a method of purchasing; the Company’s ability to develop or acquire enhancements to its Internet technologies; and, the Company’s ability to market and implement Internet auction technologies that compete effectively against the on-line bidding technologies offered by its competitors.

1-29

DIRECTORS AND OFFICERS

      The names and municipalities of residence of the directors of the Company and their principal occupations are set forth below:

Directors

		Director
Name and Municipality of Residence	Principal Occupation	Since

David E. Ritchie Leduc, Alberta	Chairman and Chief Executive Officer of the Company	1997
Peter J. Blake(2) Vancouver, British Columbia	Senior Vice-President and Chief Financial Officer of the Company(3)	1997
C. Russell Cmolik(1) Surrey, British Columbia	Businessman(4)	1997
Charles E. Croft(1)(2) Vancouver, British Columbia	President and Director of Falcon Pacific Financial Corp. and its subsidiaries	1998
G. Edward Moul(1)(2) West Vancouver, British Columbia	Director and officer of The McEmcy Company of Canada Ltd., Peace Portal Properties Ltd. and certain other private real estate holding companies	1998

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Mr. Blake became Senior Vice-President and Chief Financial Officer effective July 1, 2002. Prior to that date he was Vice-President Finance and Chief Financial Officer of the Company.

(4)	Mr. Cmolik was President and Chief Operating Officer of the Company until June 30, 2002; he retired from the Company on August 31, 2002.

     The Board of Directors has standing Audit and Compensation Committees. Each director will serve until the next annual general meeting or until his successor is elected or appointed.

      The Company’s Audit Committee is charged with the responsibility of overseeing the activities of management and the Company’s external auditors as they relate to the financial reporting and disclosure processes. In particular, the Audit Committee’s role includes ensuring that management properly develops and adheres to a sound system of disclosure controls and procedures and internal controls, and that the external auditors, through their own review, assess the effectiveness of those controls and management’s adherence to them.

      In fulfilling its responsibilities in 2002, the Audit Committee held regular meetings with Ritchie Bros.’s external auditors. In these meetings, the Audit Committee discussed with management and the external auditors the quality and acceptability of accounting principles and significant transactions or issues encountered during the period. In addition, the Audit Committee met with the Company’s external auditors independent of management to provide for independent and confidential assessment of management and the internal controls as they relate to the quality and reliability of the financial statements. Ritchie Bros. has adopted an Audit Committee Charter as required by the NYSE.

      Mr. Moul is the Lead Independent Director of the Company. His role is to assist the Chairman of the Board to ensure the Board discharges its responsibilities in an efficient and effective manner. Mr. Moul can be reached at (604) 233-6153 or by email at leaddirector@rbauction.com.

1-30

Executive Officers

      The following Executive Officers are appointed by the Board of Directors of the Company:

Name and Municipality of Residence	Position with the Company

David E. Ritchie Leduc, Alberta	Chief Executive Officer
Randall J. Wall Burnaby, British Columbia	President and Chief Operating Officer(1)
Peter J. Blake Vancouver, British Columbia	Senior Vice-President and Chief Financial Officer
Robert K. Mackay Delta, British Columbia	Executive Vice-President
Robert K. Whitsit Newnan, Georgia	Senior Vice-President, Southeast Division
Roger W. Rummel Paradise Valley, Arizona	Senior Vice-President, Southwest & Mexico Divisions
Robert S. Armstrong New Westminster, British Columbia	Corporate Secretary

(1)	Mr. Wall became President and Chief Operating Officer of the Company effective July 1, 2002. Prior to that date he was Senior Vice-President of the Company.

     As of February 28, 2003, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 42.8% of the issued and outstanding Common Shares of the Company.

1-31

ADDITIONAL INFORMATION

      The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

(i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, subsequent to the financial statements for the Company’s most recently completed financial year;

(iii) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

      Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year.

      Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, 6500 River Road, Richmond, British Columbia, V6X 4G5 (telephone number: (604) 273-7564).

1-32

EXHIBIT NO. 2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

2-1

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Ritchie Bros. Auctioneers Incorporated

      We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the “Company”) as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

February 14, 2003

2-2

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Operations

(Expressed in thousands of United States Dollars, except share and per share amounts)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Auction revenues	$133,552	$116,991	$106,125
Direct expenses	(19,684)	(18,861)	(17,936)

	113,868	98,130	88,189
Expenses
Depreciation and amortization	9,208	9,076	7,761
General and administrative	63,786	56,517	52,942

	72,994	65,593	60,703

Earnings from operations	40,874	32,537	27,486
Other income (expenses)
Interest expense	(4,302)	(4,024)	(3,378)
Other	2,455	1,409	1,252

	(1,847)	(2,615)	(2,126)

Earnings before income taxes	39,027	29,922	25,360
Income taxes (note 10)
Current	8,097	6,720	7,979
Withholding taxes on intercompany dividend	—	2,000	—
Future	2,559	1,148	176

	10,656	9,868	8,155

Net earnings	$28,371	$20,054	$17,205

Net earnings per share (notes 1(l) and 8(e))
Basic	$1.69	$1.20	$1.03
Diluted	1.68	1.19	1.02

Weighted average number of shares outstanding	16,793,202	16,761,247	16,743,433

Approved on behalf of the Board of Directors

/s/ G. EDWARD MOUL	/s/ DAVID E. RITCHIE

G. Edward Moul	David E. Ritchie
Director	Director

See accompanying notes to consolidated financial statements.

2-3

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States Dollars)

	December 31,	December 31,
	2002	2001

Assets
Current assets:
Cash and cash equivalents	$62,222	$49,533
Accounts receivable	13,700	12,375
Inventory	7,402	3,027
Prepaid expenses and deposits	2,060	1,327
Income taxes recoverable	2,485	1,410

	87,869	67,672
Capital assets (note 3)	193,490	170,919
Funds committed for debt repayment (note 7)	13,000	7,893
Future income tax asset (note 10)	—	593
Other assets	421	—
Goodwill (notes 2(a), 4 and 6)	34,356	28,466

	$329,136	$275,543

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$17,360	$11,807
Accounts payable and accrued liabilities	33,544	23,274
Short-term debt (note 5)	2,758	5,314
Current bank term loans (note 7)	8,764	7,998

	62,426	48,393
Bank term loans (note 7)	62,612	61,217
Other liabilities (note 6)	2,758	—
Future income tax liability (note 10)	1,966	—

	129,762	109,610
Shareholders’ equity:
Share capital (note 8)	69,499	69,134
Additional paid-in capital	4,646	4,332
Retained earnings	129,682	101,311
Foreign currency translation adjustment	(4,453)	(8,844)

	199,374	165,933

	$329,136	$275,543

Commitments and Contingencies (note 11)

Subsequent Events (note 8(c))

See accompanying notes to consolidated financial statements.

2-4

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States Dollars)

				Foreign
		Additional		currency	Total
	Share	paid-in	Retained	translation	shareholders’
	capital	capital	earnings	adjustment	equity

Balance, December 31, 1999	$69,130	$4,332	$64,052	$(3,119)	$134,395
Net proceeds on stock options exercised	2	—	—	—	2
Net earnings	—	—	17,205	—	17,205
Foreign currency translation adjustment	—	—	—	(2,838)	(2,838)

Balance, December 31, 2000	69,132	4,332	81,257	(5,957)	148,764
Net proceeds on stock options exercised	2	—	—	—	2
Net earnings	—	—	20,054	—	20,054
Foreign currency translation adjustment	—	—	—	(2,887)	(2,887)

Balance December 31, 2001	69,134	4,332	101,311	(8,844)	165,933
Net proceeds on stock options exercised	365	—	—	—	365
Stock compensation tax adjustment	—	314	—	—	314
Net earnings	—	—	28,371	—	28,371
Foreign currency translation adjustment	—	—	—	4,391	4,391

Balance December 31, 2002	$69,499	$4,646	$129,682	$(4,453)	$199,374

See accompanying notes to consolidated financial statements.

2-5

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States Dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

Cash provided by (used in)
Operating activities:
Net earnings	$28,371	$20,054	$17,205
Items not involving the use of cash
Depreciation	9,208	7,426	6,110
Amortization of goodwill	—	1,650	1,651
Future income taxes	2,559	1,148	176
Net gain on disposition of capital assets	(758)	(721)	—
Changes in non-cash working capital:
Accounts receivable	(1,325)	(1,810)	(920)
Inventory	(4,375)	6,148	(5,116)
Prepaid expenses and deposits	(733)	(93)	(13)
Income taxes recoverable	(1,075)	(499)	(46)
Auction proceeds payable	5,553	(11,749)	7,378
Accounts payable and accrued liabilities	10,270	(5,572)	10,955
Other	(653)	447	655

	47,042	16,429	38,035
Investing activities:
Acquisition of business (note 6)	(8,743)	—	—
Capital asset additions	(29,037)	(38,098)	(46,539)
Proceeds on disposition of capital assets	4,789	5,221	—
Increase in other assets	(421)	—	—

	(33,412)	(32,877)	(46,539)
Financing activities:
Issuance of share capital	365	2	2
Increase in paid up capital	314	—	—
Issuance of bank term loans	5,000	8,139	26,669
Repayment of bank term loans	(3,628)	(3,270)	(2,045)
Increase in other liabilities	2,758	—	—
Increase (decrease) in short-term debt	(2,556)	3,257	(4,472)
Increase in funds committed for debt repayment	(5,107)	(4,643)	(3,250)

	(2,854)	3,485	16,904
Effect of foreign currency rates on cash and cash equivalents	1,913	(939)	(886)

Increase (decrease) in cash and cash equivalents	12,689	(13,902)	7,514
Cash and cash equivalents, beginning of year	49,533	63,435	55,921

Cash and cash equivalents, end of year	$62,222	$49,533	$63,435

Supplemental information
Interest paid	$3,951	$3,821	$3,948
Income taxes paid	8,861	9,233	8,123

See accompanying notes to consolidated financial statements.

2-6

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001 and 2000

1.   Significant Accounting Policies

(a) Basis of presentation

      These consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

      The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 12, also comply, in all material respects, with generally accepted accounting principles in the United States.

(b) Cash and cash equivalents

      Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c) Inventory

      Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d) Capital assets

      All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage predominantly as follows:

Asset	Basis	Rate/term

Improvements	declining balance	10%
Buildings	straight-line	30 years
Automotive equipment	declining balance	30%
Computer equipment	declining balance	30%
Computer software	straight-line	3 years
Yard equipment	declining balance	20-30%
Office equipment	declining balance	20%
Leasehold improvements	straight-line	Terms of leases

      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset’s carrying amount.

(e) Goodwill

      Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

2-7

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

1.   Significant Accounting Policies — (continued)

(f) Revenue recognition

      Auction revenues earned in the Company’s capacity as agent for consignors of equipment are comprised mostly of auction commissions, but also include net profits on the sale of inventory, incidental interest income, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that auction proceeds are collectible.

      Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. The Company’s exposure from these guarantee contracts fluctuates over time (see note 11(b)). Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held.

      Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(g) Income taxes

      Income taxes are accounted for using the asset and liability method whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the future tax benefit is enacted. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered more likely than not.

(h) Foreign currency translation

      The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is the currency of the country of residency or the United States dollar. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from this translation have been included in the foreign currency translation adjustment account which is included as a separate component of shareholders’ equity.

      Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these are included in the determination of earnings.

2-8

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

1.   Significant Accounting Policies — (continued)

(i) Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of future income tax balances. Actual results could differ from such estimates and assumptions.

(j) Financial instruments

      Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, income taxes recoverable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

(k) Credit risk

      The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

(l) Net earnings per share

      Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 8(e)).

(m) Stock-based compensation

      The Company has a stock-based compensation plan, which is described in note 8(d). The Company recognizes compensation expense using the intrinsic value method at the date of grant. The pro forma effect of accounting for stock option grants using the fair value accounting method is presented in note 8(d). Compensation expense is recognized over the vesting period of the underlying grant. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(n) Comparative figures

      Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2-9

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

2.   Changes in Accounting Policies

(a) Goodwill

      Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new handbook section 3062 regarding goodwill. Under section 3062, goodwill is not amortized but is tested for impairment at least annually. Section 3062 requires the assignment of all assets, including goodwill, and liabilities to reporting units and assessments for impairment to be made at the reporting unit level. The Company currently considers itself to have a single reporting unit. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against income.

      As of January 1, 2002, the Company had goodwill in the amount of $28,466,000 which is no longer being amortized. This change in accounting policy at January 1, 2002 resulted in a reduction of amortization expense related to goodwill of $1,650,000 ($1,086,500 net of taxes) for the year ended December 31, 2002 from that which would have been reported under the Company’s previous accounting policy.

      In accordance with the requirements of section 3062, this change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated to reflect this change. Had the Company adopted this change in accounting policy retroactively, the effect on the prior year would have been as indicated below.

	2002	2001	2000

Net earnings as reported	$28,371	$20,054	$17,205
Goodwill amortized in year, net of taxes	—	1,007	1,007

Adjusted net earnings	$28,371	$21,061	$18,212

Net earnings per share as reported:
Basic	$1.69	$1.20	$1.03
Diluted	1.68	1.19	1.02
Adjusted net earnings per share:
Basic	$1.69	$1.26	$1.09
Diluted	1.68	1.25	1.08

(b) Stock-based compensation

      Effective January 1, 2002, the Company adopted the CICA new handbook section 3870 regarding stock-based compensation and other stock-based payments. The new standard is applied prospectively to all stock-based compensation issued on or after January 1, 2002. The Company uses the intrinsic value method to account for stock-based employee compensation awards; however, under section 3870, the Company is required to disclose the pro forma effect of accounting for these awards under the fair value method (see note 8(d)).

2-10

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

3.   Capital Assets

		Accumulated	Net
December 31, 2002	Cost	Depreciation	Book Value

Buildings	$96,377	$10,234	$86,143
Land and improvements	87,265	2,539	84,726
Land and buildings under development	5,001	—	5,001
Automotive equipment	8,954	3,444	5,510
Yard equipment	6,644	2,902	3,742
Office equipment	4,874	2,492	2,382
Computer equipment	3,463	1,397	2,066
Computer software	5,766	2,613	3,153
Leasehold improvements	1,207	440	767

	$219,551	$26,061	$193,490

		Accumulated	Net
December 31, 2001	Cost	Depreciation	Book Value

Buildings	$70,731	$7,154	$63,577
Land and improvements	69,820	2,040	67,780
Land and buildings under development	25,607	—	25,607
Automotive equipment	8,366	3,095	5,271
Yard equipment	4,803	2,293	2,510
Office equipment	4,135	1,970	2,165
Computer equipment	3,325	1,845	1,480
Computer software	3,182	1,334	1,848
Leasehold improvements	1,008	327	681

	$190,977	$20,058	$170,919

      During the year, interest of $1,458,000 (2001 — $1,697,000) was capitalized to the cost of buildings under development.

4.   Goodwill

	2002	2001

Goodwill	$38,893	$33,003
Accumulated amortization	4,537	4,537

	$34,356	$28,466

      Goodwill at December 31, 2002 includes the goodwill recorded from acquisitions during the year (note 6).

5.   Short-Term Debt

      Short-term debt consists of draws on lines of credit in the amounts of $1,520,000 and $1,238,000 with a weighted average interest rate of 5.12%.

2-11

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

6.   Acquisition

      On August 1, 2002, the Company acquired certain assets of All Peace Auctions (2001) Ltd., an industrial and agricultural equipment auctioneer, and All Peace Auctions Ltd., the owner of the property on which the majority of auction business was conducted (collectively, “All Peace”). All Peace was based in Grande Prairie, Alberta, Canada.

      The aggregate purchase price was $9,111,000 plus costs of approximately $79,000. The purchase price was settled through the payment of $5,409,000 of cash and future annual installments totaling $3,781,000 with a present value of $3,255,000 at the date of acquisition. To reflect the fact that the future payments are due over time, $526,000 was recorded as a discount to the long-term liability and is being amortized to interest expense over the four-year term of repayment. The future installments are unsecured and non-interest bearing. The total purchase price including expenses net of discount was $8,664,000.

      The following table summarizes the estimated fair value of the assets acquired and the consideration paid at the date of acquisition:

Capital assets	$2,809
Goodwill	5,855

Net assets acquired	$8,664

Cash paid	$5,409
Present value of future payments at date of acquisition	3,255

Total consideration	$8,664

Other liabilities at December 31, 2002 are as follows:

Present value of future payments at December 31, 2002	$3,356
Current portion	598

Other liabilities	$2,758

      75% of the balance of goodwill (including the amount of the discount) will be deductible for income tax purposes in future periods.

      All Peace was acquired to expand the Company’s presence in northern Alberta. All Peace was a leading auction company in that market and had strong customer relationships in the industrial and agricultural sectors.

2-12

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

7.   Bank Term Loans

	December 31,	December 31,
	2002	2001

Term loans, unsecured, bearing interest between 7.1% and 7.21%, due in minimum annual instalments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund) plus interest, with the final payment occurring in 2004	$29,750	$31,500
Term loans, denominated in Canadian dollars, unsecured, bearing interest between 6.355% and 7.195%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	9,509	9,417
Term loans, unsecured, bearing interest between 7.81% and 7.91%, due in minimum annual instalments of $500,000 plus interest, with final payments occurring in 2005	9,000	9,500
Term loans, unsecured, bearing interest between 5.95% and 7.91%, due in minimum annual instalments of $2.9 million ($1.0 million towards principal, $1.9 million towards a sinking fund), with the final payments occurring in 2005 and 2006	18,250	14,250
Term loans, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the Australian prime rate and 6.5%, due in quarterly instalments of AUD75,000, plus interest, with final payment occurring in 2008	999	1,062
Term loan denominated in Euros, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 0.88%, due in quarterly instalments of EUR56,723 including interest, with the final payment occurring in 2013	3,868	3,486

	71,376	69,215
Current portion	8,764	7,998

	$62,612	$61,217

Funds committed for debt payment	13,000	7,893

	$49,612	$53,324

      As at December 31, 2002, principal repayments including sinking fund requirements are as follows for the next five years:

2003	$8,764
2004	38,023
2005	13,621
2006	7,728
2007	407
Thereafter	2,833

$71,376

2-13

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

8.   Share Capital

(a) Authorized

      Unlimited number of common shares, without par value.

      Unlimited number of senior preferred shares, without par value, issuable in series.
      Unlimited number of junior preferred shares, without par value, issuable in series.

(b) Issued

Issued and outstanding, December 31, 1999	16,733,264
Number of common shares issued during the year ended December 31, 2000:
For cash, pursuant to stock options exercised	15,299

Issued and outstanding, December 31, 2000	16,748,563
Number of common shares issued during the year ended December 31, 2001:
For cash, pursuant to stock options exercised	18,667

Issued and outstanding, December 31, 2001	16,767,230
Number of common shares issued during the year ended December 31, 2002:
For cash, pursuant to stock options exercised	42,102

Issued and outstanding, December 31, 2002	16,809,332

(c) Options

      The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. At December 31, 2002, there were 911,717 (2001 — 1,004,917) shares authorized and available for grants of options under the stock option plan. Stock option activity for 2000, 2001 and 2002 is presented below:

	Number of Options	Weighted Average
	Outstanding	Exercise Price

Outstanding, December 31, 1999	195,236	$9.20
Granted	78,000	26.66
Cancelled	(16,301)	5.00
Exercised	(15,299)	0.10

Outstanding, December 31, 2000	241,636	15.70

Granted	157,750	23.44
Cancelled	(4,000)	24.60
Exercised	(18,667)	0.10

Outstanding, December 31, 2001	376,719	19.62

Granted	93,200	26.10
Exercised	(42,102)	8.68

Outstanding, December 31, 2002	427,817	$22.11

Exercisable, December 31, 2002	286,617	$20.29

      The options outstanding at December 31, 2002 expire on dates ranging to February 11, 2012.

2-14

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

8.   Share Capital — (continued)

(c) Options — (continued)

      The following is a summary of stock options outstanding and exercisable at December 31, 2002:

		Options Outstanding		Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise prices	Outstanding	life (years)	price	exercisable	price

$0.10	57,867	1.58	$0.10	57,867	$0.10
$23.35 — $38.625	369,950	7.43	25.55	228,750	25.40

	427,817			286,617

      Subsequent to December 31, 2002 the Company granted options to purchase a total of 154,400 common shares of the Company to certain employees and directors of the Company. The options have an exercise price of $31.05 per share and an expiry date of January 30, 2013.

(d) Stock based compensation plan

      The Company uses the intrinsic value method to account for stock-based compensation awards. This method did not result in any compensation expense for the period. Had compensation expense for option grants made under the Company’s stock option plan since December 31, 2001 been recorded in accordance with the fair value method at the applicable grant dates, the Company’s net earnings for 2002 would have been reduced as indicated by the pro forma amounts below:

		Per Share Amount

	Earnings	Basic	Diluted

Net earnings:
As reported	$28,371	$1.69	$1.65
Adjusted	$27,644	$1.68	$1.63

      The fair value of the 2002 option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%; dividend yield of 0%; expected lives of 5 years; and volatility of 27%. The weighted average grant date fair value of options granted in the year ended December 31, 2002 was $8.74 per option. The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

(e) Net earnings per share

	Year ended December 31, 2002

			Per share
	Earnings	Shares	amount

Basic net earnings per share	$28,371	16,793,202	$1.69
Effect of dilutive securities:
Share options	—	122,222	(0.01)

Diluted net earnings per share	$28,371	16,915,424	$1.68

2-15

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

8.   Share Capital — (continued)

(e) Net earnings per share — (continued)

      As at December 31, 2002, the Company had 10,000 stock options outstanding with an exercise price of $38.625 per share. These options were not included in the computation of diluted net earnings per share because the options’ exercise price was greater than the average market price of the Company’s shares for the year then ended.

9.   Segmented Information

      The Company’s principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single reportable segment.

      Summarized information on the Company’s activities by geographic segment is as follows:

	United States	Canada	Other	Combined

Year ended December 31, 2002:
Auction revenues	$84,344	$17,627	$31,581	$133,552
Capital assets and goodwill	135,921	60,176	31,749	227,846
Year ended December 31, 2001:
Auction revenues	76,272	18,485	22,234	116,991
Capital assets and goodwill	127,702	42,939	28,744	199,385
Year ended December 31, 2000:
Auction revenues	66,425	18,517	21,183	106,125
Capital assets and goodwill	109,376	30,005	31,356	170,737

10. Income Taxes

      Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2002	2001

Statutory federal tax rate in the United States	35%	35%

Expected income tax expense	$13,660	$10,473
Differences:
State taxes in the United States	1,951	1,197
Earnings taxed in other countries	(5,175)	(3,839)
Withholding taxes on intercompany dividend	—	2,000
Other	220	37

Actual income tax expense	$10,656	$9,868

2-16

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

10. Income Taxes — (continued)

      Future income tax assets and liabilities are as follows:

	2002	2001

Future income tax assets (liabilities):
Capital assets	$397	$777
Tax deductible benefit of options granted	314	471
Tax deductible financing costs incurred in the course of the Company’s initial public offering in March 1998	—	435
Unused tax losses, expiring on December 31, 2004 to 2007	1,085	1,613
Other	105	—

Total future income tax assets	1,901	3,296
Valuation allowance	(288)	(761)

Net future income tax assets	1,613	2,535
Future income tax liabilities arising from temporary differences between the tax basis of net assets and their carrying value:
Capital assets	(2,064)	(1,350)
Goodwill	(1,515)	(592)

Total future income tax liabilities	(3,579)	(1,942)

	$(1,966)	$593

11. Commitments and Contingencies

(a) Operating Leases

      The Company is party to certain operating leases. These operating leases relate to auction sites located in the United Arab Emirates, Mexico, the United States, Australia and Singapore, and to automobile leases. The future minimum lease payments as at December 31, 2002 are approximately as follows:

2003	$1,077
2004	1,088
2005	1,097
2006	938
2007	483
Thereafter	725

      Total rent expenses in respect of these leases for the year ended December 31, 2002 was $1,069,000 (2001 – $689,000; 2000 – $615,000).

(b) Contingencies

      Certain of the Company’s operating leases for auction sites contain clauses that require the Company to return the auction site to the state and condition in which it was at the inception of the lease if the Company terminates the lease or does not renew it at the end of the lease term. The occurrence and amount of the potential liability, if any, for these site restoration costs is not determinable at the date of these financial statements.

2-17

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001, 2000

11.   Commitments and Contingencies — (continued)

(b) Contingencies — (continued)

      In certain situations the Company will guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment (note 1(f)). At December 31, 2002 the Company had no outstanding guarantees under contract.

12. United States Generally Accepted Accounting Principles

      The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2002, 2001 and 2000, net earnings in accordance with Canadian GAAP equals net earnings in accordance with United States GAAP.

      US GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

	2002	2001	2000

Net earnings in accordance with Canadian and United States GAAP	$28,371	$20,054	$17,205
Other comprehensive income (loss):
Foreign currency translation adjustment	4,391	(2,887)	(2,838)

Comprehensive income in accordance with United States GAAP	$32,762	$17,167	$14,367

      Accumulated other comprehensive income (loss), which under U.S. GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	Foreign currency translation adjustment

	2002	2001	2000

Balance, beginning of year	$(8,844)	$(5,957)	$(3,119)
Current period change	4,391	(2,887)	(2,838)

Balance, end of year	$(4,453)	$(8,844)	$(5,957)

2-18

EXHIBIT NO. 3

Consent of KPMG LLP, Chartered Accountants

To the Board of Directors

Ritchie Bros. Auctioneers Incorporated

Dear Sirs

We consent to the use of our report dated February 14, 2003, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-65533 and No. 333-71577) on Form S-8 of Ritchie Bros. Auctioneers Incorporated.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants

Vancouver, Canada

February 14, 2003

3-1

EXHIBIT NO. 4

CERTIFICATES PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the annual report of Ritchie Bros. Auctioneers Incorporated (the “Company”) filed under cover of a Form 40-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David E. Ritchie, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID E. RITCHIE

David E. Ritchie
Chief Executive Officer

Date: March 18, 2003

      In connection with the annual report of Ritchie Bros. Auctioneers Incorporated (the “Company”) filed under cover of a Form 40-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter J. Blake, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PETER J. BLAKE

Peter J. Blake
Chief Financial Officer

Date: March 18, 2003

      These certifications accompany the Report pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, and shall not, except to the extent required by 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of § 18 of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)), as amended.

4-1