Form 40-F
period 2003-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2004-02-26
CIK 1046102

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F
(Check One)

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003	Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable (Translation of Registrant’s Name Into English (if Applicable))	Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (I.R.S. Employer Identification Number (if Applicable))

7389
(Primary Standard Industrial Classification Code Number (if Applicable))

6500 River Road, Richmond, British Columbia, Canada V6X 4G5 (604) 273-7564
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Robert K. Whitsit, 4170 Highway 154, Newnan, GA, 30265-1429 (770) 304-3355
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of
Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares	New York Stock Exchange; Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[x] Annual information form	[x] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 16,983,822

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ]	No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2003. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective.

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Mr. G. Edward Moul has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance listing standards applicable to the Company. The SEC has indicated that the designation of Mr. Moul as an audit committee financial expert does not make Mr. Moul an “expert” for any purpose, impose any duties, obligations or liability on Mr. Moul that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all employees and officers. The Code of Conduct includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. The Code of Conduct is available at the Company’s Internet website, www.rbauction.com. The Company intends to disclose on its website within five days following the date of any such amendment or waiver, any amendment or waiver of the code of ethics portion of its Code of Conduct applicable to these officers that is required by SEC rules or regulations to be disclosed publicly, and to keep such disclosure available on the website for at least a 12-month period.

Principal Accountant Fees And Services

KPMG LLP and predecessor firms have served as Ritchie Bros.’ auditing firm since 1974. Fees billed by KPMG LLP and its affiliates during fiscal 2003 and 2002 were $717,000 and $522,000, respectively. The aggregate fees billed by the auditors in fiscal 2003 and 2002 are detailed below.

	Fiscal 2003	Fiscal 2002

Audit Fees	$259,000	$189,000
Audit-Related Fees	76,000	89,000
Tax Fees	382,000	244,000
All Other Fees	—	—

Total Fees	$717,000	$522,000

The nature of each category of fees is as follows:

Audit Fees:
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:
Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

Pre-Approval Policies and Procedures:
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. For fiscal 2003, none of the services described above were approved by the Audit Committee pursuant to the de minimus exemption.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table provides information about the Company’s aggregate known contractual obligations as of December 31, 2003:

	Payments Due by Year

	Total	In 2004	In 2005 and 2006	In 2007 and 2008	After 2008

Bank term loans	$70,788	$43,438	$23,416	$1,005	$2,929
Operating leases	4,913	1,388	2,317	966	242
Other liabilities	3,338	963	2,375	—	—

Total contractual obligations	$79,039	$45,789	$28,108	$1,971	$3,171

     Our bank term loans due within one year include term loans that we expect to renegotiate. Our operating leases relate primarily to land on which we operate regional auction units. These properties are located in the United States, Australia, Singapore, Mexico, Canada and the United Arab Emirates.

Audit Committee

     The Company’s Board of Directors has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this Report, the members of the Audit Committee include C. Russell Cmolik, Charles E. Croft and G. Edward Moul. Mr. Moul serves as Chair of the Committee.

Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Signatures

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ ROBERT S. ARMSTRONG

Name:	Robert S. Armstrong
Title:	Corporate Secretary

Date: February 26, 2004

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form of the Registrant dated February 26, 2004 (which includes Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003)

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ report dated February 13, 2004 of KPMG LLP, Chartered Accountants:

a. Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001;

b. Consolidated Balance Sheets as of December 31, 2003 and 2002;

c. Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001;

d. Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001;

e. Notes to Consolidated Financial Statements (which includes reconciliation with United States generally accepted accounting principles)

3.	Consent dated February 13, 2004 of KPMG LLP, Chartered Accountants.

4.	Certificates pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5.	Certificates pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.