Form 40-F
period 2004-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2005-02-24
CIK 1046102

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable	Canada	Not Applicable
(Translation of Registrant’s Name Into English (if Applicable))	(Province or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number (if Applicable))

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

Not Applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 34,262,300

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Controls and Procedures

     The Company carried out an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective.

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

Principal Accountant Fees And Services

     KPMG LLP and predecessor firms have served as Ritchie Bros.’ auditing firm since 1974. Fees billed by KPMG LLP and its affiliates during fiscal 2004 and 2003 were $902,000 and $717,000, respectively. The aggregate fees billed by the auditors in fiscal 2004 and 2003 are detailed below.

	Fiscal 2004	Fiscal 2003
Audit Fees	$404,000	$259,000
Audit-Related Fees	92,000	76,000
Tax Fees	406,000	382,000
All Other Fees	—	—

Total Fees	$902,000	$717,000

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

Pre-Approval Policies and Procedures:

     The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services. For fiscal 2004, none of the services described above were approved by the Audit Committee pursuant to the de minimus exemption.

     All requests for KPMG LLP to provide services that do not require specific approval by the Audit Committee are reported to and documented by the Company’s Corporate Secretary. If the proposed services are not covered by a pre-approval and the estimated fees for the proposed engagement are more than CA$5,000, the engagement of KPMG LLP to provide such services requires specific approval by the Audit Committee. Any proposed engagement to provide services that requires specific approval by the Audit Committee pursuant to the terms of the policy is submitted to the Corporate Secretary for presentation to the Audit Committee for its consideration.

     Additional information regarding the Company’s corporate governance practices is included in its Information Circular for the 2005 Annual Meeting of Shareholders and on the Company’s internet website at www.rbauction.com.

Off-Balance Sheet Arrangements

     The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

     The following table provides information about the Company’s aggregate known contractual obligations as of December 31, 2004:

	Payments Due by Year
	Total	In 2005	In 2006 and 2007	In 2008 and 2009	After 2009
Long-term debt	$45,925	$35,133	$10,577	$215	$—
Operating leases	3,654	1,330	1,599	725	—
Other long term obligations	2,752	1,189	1,563	—	—

Total contractual obligations	$52,331	$37,652	$13,739	$940	$—

     The long-term debt due within one year presented in this table includes certain revolving loans that the Company expects to extend when they come due and certain term loans that the Company expects to renegotiate. The Company’s current assets at December 31, 2004 included funds committed for debt repayment of $1.9 million, which could be used to reduce the amount payable on any of the term loans that may be repaid in 2005. The Company’s operating leases related primarily to land on which it operates regional auction units. The properties subject to lease are located in the United States, Australia, Singapore, Mexico, Canada and the United Arab Emirates.

Audit Committee

     The Company’s Board of Directors has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this Report, the members of the Audit Committee include Eric Patel, Beverley A. Briscoe and G. Edward Moul. Mr. Moul serves as Chair of the Committee.

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

Name: Robert S. Armstrong
Title: Corporate Secretary

Date: February 21, 2005

EXHIBIT INDEX

Exhibit
No.		Description
1.	Annual Information Form of the Registrant dated February 21, 2005.

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ report dated February 11, 2005 of KPMG LLP , Chartered Accountants:

	a.	Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002;

	b.	Consolidated Balance Sheets as of December 31, 2004 and 2003;

	c.	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002;

	d.	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002;

	e.	Notes to Consolidated Financial Statements (which includes reconciliation with United States generally accepted accounting principles).

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004

4.	Consent dated February 11, 2005 of KPMG LLP, Chartered Accountants.

31.	Certificates pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.	Certificates pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.