Form 40-F
period 2005-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2006-02-22
CIK 1046102

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005	Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable	Canada	Not Applicable

(Translation of Registrant’s Name Into	(Province or Other Jurisdiction of	(I.R.S. Employer Identification
English (if Applicable))	Incorporation or Organization)	Number (if Applicable))
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
Common Shares: 34,423,900
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

Forward-Looking Statements
          This Annual Report on Form 40-F and documents incorporated by reference contain forward-looking statements (as such term is defined under the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business and include, among others, statements relating to :
•	the Company’s future performance;

•	growth of the Company’s operations;

•	expansion of the geographic markets and market segments in which the Company conducts auctions, including the world market for used industrial equipment;

•	increases in the number of consignors and bidders participating in the Company’s auctions and the average size of the Company’s auctions;

•	the Company’s key strengths;

•	the Company’s ability to draw consistently significant numbers of local and international bidders to its auctions;

•	the anticipated improvement, acquisition and development by the Company of auction sites;

•	the Company’s gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	the Company’s direct expense rates, depreciation expenses and income tax rates;

•	the effect on the Company’s general and administrative expenses and operating leverage of expanded infrastructure and workforce, the Company’s “Mission 2007” initiative and growth of the Company’s business;

•	the Company’s future capital expenditures;

•	the Company’s “Mission 2007” strategic initiative, the timing of its implementation and its effect on the Company’s business, results of operations and capital expenditures;

•	the Company’s internet initiatives and the level of participation in Company auctions by internet bidders;

•	the proportion of the Company’s revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on the Company’s results of operations; and

•	financing available to the Company and the sufficiency of the Company’s working capital to meet its financial needs.
          In some cases, forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. The Company’s forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While the Company has not described all potential risks related to its business, the important factors listed under “Risk Factors” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached as Exhibit 3 to this Report on Form 40-F are among those factors that may affect the Company’s performance and could cause actual financial and operational results to differ significantly from the Company’s predictions. The Company does not intend to update publicly any forward-looking statements, even if its predictions have been affected by new information, future events or other developments.

Controls and Procedures
     The Company carried out an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective.
     There were no changes in Ritchie Bros.’ internal control over financial reporting that occurred during the fiscal year ended December 31, 2005 that has materially affected or is reasonably likely to materially affect Ritchie Bros.’ internal control over financial reporting. There were no significant changes in Ritchie Bros.’ internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.
     The Company’s principal executive officer and principal financial officer do not expect that Ritchie Bros.’ disclosure controls and procedures or internal control over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple mistake or error. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
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
     Mr. Moul has indicated that he will not stand for re-election to the Company’s Board of Directors at the Company’s Annual Meeting of Shareholders to be held on April 13, 2006. It is intended that another member of the Audit Committee will be determined to be the audit committee financial expert after the Annual Meeting.
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

Principal Accountant Fees And Services
     KPMG LLP and predecessor firms have served as Ritchie Bros.’ auditing firm since 1974. The aggregate fees billed by KPMG LLP and its affiliates during fiscal 2005 and 2004 are detailed below.

	Fiscal 2005	Fiscal 2004
Audit Fees	$627,000	$496,000
Audit-Related Fees	105,000	—
Tax Fees	745,000	406,000
All Other Fees	—	—

Total Fees	$1,477,000	$902,000
The nature of each category of fees is as follows:
Audit Fees:
     Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of the Company’s consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees:
     Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.
Tax Fees:
     Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).
Pre-Approval Policies and Procedures:
     The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services. For fiscal 2005, less than 5% of the fees for the services described above were approved by the Audit Committee pursuant to the de minimus exemption.
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

Additional Corporate Governance Information
     Additional information regarding the Company’s corporate governance practices is included in its Information Circular for the 2006 Annual Meeting of Shareholders and on the Company’s internet website at www.rbauction.com.
Off-Balance Sheet Arrangements
     The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Contractual Obligations
     The following table provides information about the Company’s aggregate known contractual obligations as of December 31, 2005:

	Payments Due by Year
(in thousands)	Total	In 2006	In 2007 and 2008	In 2009 and 2010	After 2010

Long-term debt obligations	$43,542	$220	$422	$12,900	$30,000
Operating leases obligations	2,577	1,234	1,101	242	—
Other long-term obligations	516	—	516	—	—

Total contractual obligations	$46,635	$1,454	$2,039	$13,142	$30,000
     The Company’s operating leases related primarily to land on which it operates regional auction units. The properties subject to lease are located in the United States, Australia, Singapore, Italy, Mexico, Canada and the United Arab Emirates.
Audit Committee
     The Company’s Board of Directors has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this Report, the members of the Audit Committee include Eric Patel, Beverley A. Briscoe and G. Edward Moul. Mr. Moul serves as Chair of the Committee. Mr. Moul has indicated to the Company’s Board of Directors that he will not stand for reelection at the Company’s Annual Meeting of Shareholders on April 13, 2006. The Board anticipates that, subject to her being re-elected to the Board at the Annual Meeting, Ms. Briscoe will be appointed Chair of the Audit Committee and a new member will be appointed to the Committee to replace Mr. Moul.
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

Name: Robert S. Armstrong
Title: Chief Financial Officer and Corporate Secretary
Date: February 21, 2006

EXHIBIT INDEX

Exhibit
No.	Description
1.	Annual Information Form of the Registrant dated February 21, 2006.

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ report dated February 10, 2006 of KPMG LLP , Chartered Accountants:

	a.	Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003;

	b.	Consolidated Balance Sheets as of December 31, 2005 and 2004;

	c.	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003;

	d.	Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003; and

	e.	Notes to Consolidated Financial Statements (which includes reconciliation with United States generally accepted accounting principles).

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005.

4.	Consent dated February 10, 2006 of KPMG LLP, Chartered Accountants.

31.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.