Form 40-F
period 2007-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2008-02-21
CIK 1046102

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007                              Commission File Number: 001-13425

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
Ritchie Bros. Auctioneers (America) Inc., 4170 Highway 154, Newnan, GA, 30265-1429, (770) 304-3355
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
Common Shares: 34,812,850
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
Yes ☑                    No ☐

TABLE OF CONTENTS

Signatures
EXHIBIT INDEX
AIF dated February 19, 2008
Consolidated Financial Statements
M,D & A for the year ended December 31, 2007
Consent of KPMG LLP
Section 302 C.E.O. Certification
Section 302 C.F.O. Certification
Section 906 C.E.O. Certification
Section 906 C.F.O. Certification
Forward-Looking Statements
          This Annual Report on Form 40-F and documents incorporated by reference contain forward-looking statements (as such term is defined under the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business and include, among others, statements relating to:
•	the Company’s future performance;

•	growth of the Company’s operations;

•	growth of the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in the Company’s auctions;

•	the Company’s principal operating strengths, competitive advantages, and the appeal of the Company’s auctions to buyers and sellers of industrial assets;

•	the Company’s ability to draw consistently significant numbers of local and international end-user bidders to its auctions;

•	the Company’s long-term mission to be the world’s largest marketplace for commercial and industrial assets;

•	the Company’s people, including its ability to recruit, train, retain and develop the right people to help it achieve its goals;

•	the Company’s places, including: its ability to add the capacity necessary to accommodate its growth; its ability to increase its market share in its core markets and regions and its ability to expand into complimentary market sectors and new geographic markets, including its ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on its capital expenditures;

•	the Company’s processes, including its M07 initiatives and the effect on its business, results of operations and capital expenditures, particularly its ability to grow revenues faster than operating costs;

•	the relative percentage of the Company’s gross auction proceeds represented by straight commission, guarantee and inventory contracts;

•	the Company’s auction revenue rates and the sustainability of those rates, and the seasonality of gross auction proceeds and auction revenues;

•	the performance of the Company’s agricultural division, and the variability on its agricultural sales from period to period;

•	the Company’s direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	the Company’s future capital expenditures;

•	the Company’s internet initiatives and the level of participation in its auctions by internet bidders;

•	the proportion of the Company’s revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on its results of operations; and

•	financing available to the Company and the sufficiency of its working capital to meet its financial needs.
          In some cases, forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,”

“potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. The Company’s forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While the Company has not described all potential risks related to its business and owning its common shares, the important factors listed under “Risk Factors” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached in Exhibit 3 to this Report on Form 40-F are among those that may affect the Company’s performance and could cause actual financial and operational results to differ significantly from the Company’s predictions. The Company does not intend to update publicly any forward-looking statements, even if its predictions have been affected by new information, future events or other developments.
Disclosure Controls and Procedures
     The Company carried out an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2007. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective.
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
Management’s Report on Internal Control Over Financial Reporting
     Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s CEO and CFO, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian generally accepted accounting principles and the requirements of the United States Securities and Exchange Commission.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.
     Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO’). Based on its assessment under the framework in Internal Control — Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 31, 2007.

Attestation Report of the Registered Public Accounting Firm
     The Company’s independent registered public accounting firm, KPMG LLP, has audited the Company’s internal control over financial reporting, as stated in their report which is attached hereto as part of Exhibit 2.
Changes in Internal Control Over Financial Reporting
     There has been no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2007 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.
Audit Committee Financial Expert
     The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Ms. Beverley Briscoe has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance listing standards applicable to the Company for Audit Committee membership. The SEC has indicated that the designation of Ms. Briscoe as an audit committee financial expert does not make Ms. Briscoe an “expert” for any purpose, impose any duties, obligations or liability on Ms. Briscoe that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.
Code of Ethics
     The Company has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all employees, officers and directors. The Code of Conduct includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. The Code of Conduct is available at the Company’s internet website, www.rbauction.com, or by telephoning the Company’s Corporate Secretary at 604-273-7564. The Company intends to disclose on its website within five days following the date of any such amendment or waiver, any amendment or waiver of the code of ethics portion of its Code of Conduct applicable to these officers that is required by SEC rules or regulations to be disclosed publicly, and to keep such disclosure available on the website for at least a 12-month period.
Principal Accountant Fees And Services
     KPMG LLP and predecessor firms have served as Ritchie Bros.’ auditing firm since 1974. The aggregate fees billed by KPMG LLP and its affiliates during fiscal 2007 and 2006 are detailed below.

	Fiscal 2007	Fiscal 2006

Audit Fees	$1,307,000	$1,143,000
Audit-Related Fees	98,000	248,000
Tax Fees	806,000	575,000
All Other Fees	—	—

Total Fees	$2,211,000	$1,966,000

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
Pre-Approval Policies and Procedures:
     The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and for subsequent reporting to the Audit Committee, and outlines a list of prohibited services. For fiscal 2007, less than 5% of the fees for the services described above were approved by the Audit Committee pursuant to the de minimus exemption.
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
Additional Corporate Governance Information
     Additional information regarding the Company’s corporate governance practices is included in its Information Circular for the 2008 Annual Meeting of Shareholders and on the Company’s internet website at www.rbauction.com.
Off-Balance Sheet Arrangements
     The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations
     The following table provides information about the Company’s aggregate known contractual obligations as of December 31, 2007:

	Payments Due by Year
	Total	In 2008	In 2009 and 2010	In 2011 and 2012	After 2012

Long-term debt obligations	$45,336	$241	$15,095	$30,000	$—
Operating leases obligations	5,665	2,143	2,419	1,103	—
Other long-term obligations	385	—	325	60	—

Total contractual obligations	$51,386	$2,384	$17,839	$31,163	$—

     The Company’s long-term debt in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years. The Company’s operating leases related primarily to land on which it operates regional auction units and to administrative offices. These properties are located in Canada, the United States, Mexico, Italy, Spain, the Netherlands, the United Arab Emirates, Australia, Singapore, India, Japan and China.
Future scheduled interest expenses over the next five years under our existing term debt are as follows:

	In 2008	In 2009	In 2010	In 2011	In 2012

Interest expense on long-term debt	$2,340	$2,334	$2,033	$78	$—

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
Undertaking
     The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Signatures
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
By:	/s/ JEREMY BLACK
	Name:	Jeremy Black
	Title:	Corporate Secretary

Date: February 20, 2008

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form of the Registrant dated February 19, 2008.

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ reports dated February 15, 2008 of KPMG LLP, Chartered Accountants:

a. Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005;

b. Consolidated Balance Sheets as of December 31, 2007 and 2006;

c. Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005;

d. Consolidated Statements of Comprehensive Income for the years ended December 31, 2007, 2006 and 2005;

e. Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005; and

f. Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007.

4.	Consent dated February 20, 2008 of KPMG LLP, Chartered Accountants.

31.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.