Form 40-F
period 2009-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2010-03-04
CIK 1046102

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009	Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable	Canada	Not Applicable

(Translation of Registrant’s Name Into English (if Applicable))	(Province or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number (if Applicable))
7389
(Primary Standard Industrial Classification Code Number (if Applicable))
9500 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 0C6  (778) 331-5500
(Address and Telephone Number of Registrant’s Principal Executive Offices)
Ritchie Bros. Auctioneers (America) Inc., 15500 Eastex Frwy, Humble, TX, 77396, (713) 455-5200
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
Common Shares: 105,378,620
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.
Yes ☐     No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☐     No ☑
The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933: Forms S-8 (File Nos. 333 – 65533 and 333 – 71577).

Forward-Looking Statements
This Annual Report on Form 40-F and documents incorporated by reference contain forward-looking statements (as such term is defined under the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business and include, among others, statements relating to:
•	the Company’s future performance;

•	growth of the Company’s operations;

•	growth of the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in the Company’s auctions;

•	the impact of the current economic environment on the Company’s operations and capital resources and customers, including the number of bidders and buyers attending the Company’s auctions and consignment volumes at those auctions; the demand for the Company’s services during challenging economic times; the Company’s bidders’ ability to access credit to fund their purchases; the impact of the economic environment on equipment prices, supply of and demand for equipment at the Company’s auctions, risk and the Company’s business model;

•	the Company’s principal operating strengths, competitive advantages, and the appeal of the Company’s auctions to buyers and sellers of industrial assets;

•	the Company’s ability to draw consistently significant numbers of local and international end-user bidders to its auctions;

•	the Company’s long-term mission to be the world’s largest marketplace for commercial and industrial assets;

•	the Company’s people, including its ability to recruit, train, retain and develop the right people to help it achieve its goals and the desired increase in its sales force;

•	the Company’s places, including its ability to add the capacity necessary to accommodate its growth; its ability to increase its market share in its core markets and regions and its ability to expand into complimentary market sectors and new geographic markets, including its ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on its capital expenditures;

•	the Company’s processes, including its process improvement and systems continuity initiatives and their effect on its business, results of operations and capital expenditures, particularly its ability to grow revenues faster than operating costs;

•	the relative percentage of the Company’s gross auction proceeds represented by straight commission, guarantee and inventory contracts;

•	the Company’s auction revenue rates, the sustainability of those rates, and the impact of its commission rate and fee changes implemented in 2008, as well as the seasonality of gross auction proceeds and auction revenues;

•	the Company’s direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	the Company’s future capital expenditures;

•	the Company’s internet initiatives and the level of participation in its auctions by internet bidders;

•	the proportion of the Company’s revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on its results of operations; and

•	financing available to the Company and the sufficiency of its working capital to meet its financial needs.

Forward-looking statements are typically identified by such words as “anticipate,” “believe,” “could,” “feel,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “will,” “should,” “would,” “could,” “likely,” “generally,” “future,” “period to period,” “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. The Company’s forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While the Company has not described all potential risks related to its business and owning its common shares, the important factors listed under “Risk Factors” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached in Exhibit 3 to this Report on Form 40-F are among those that may affect the Company’s performance significantly or could cause actual financial and operational results to differ significantly from the Company’s predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, the Company does not intend to update publicly any forward-looking statements, even if its predictions have been affected by new information, future events or other developments.
Disclosure Controls and Procedures
The Company performed an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2009. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s CEO and CFO, overseen by the Company’s Board of Directors and implemented by the Company’s management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian generally accepted accounting principles and the requirements of the United States Securities and Exchange Commission.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment under the framework in “Internal Control – Integrated Framework”, management has concluded that internal control over financial reporting was effective as of December 31, 2009.

Attestation Report of the Registered Public Accounting Firm
The Company’s independent registered public accounting firm, KPMG LLP, has audited the Company’s internal control over financial reporting, as stated in their report which is attached hereto as part of Exhibit 2.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.
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
Code of Ethics
The Company has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all employees, officers and directors. The Code of Conduct includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. The Code of Conduct is available at the Company’s internet website, www.rbauction.com or by telephoning the Company’s Corporate Secretary at 778-331-5500. The Company intends to disclose on its website within five days following the date of any such amendment or waiver, any amendment or waiver of the code of ethics portion of its Code of Conduct applicable to these officers that is required by SEC rules or regulations to be disclosed publicly, and to keep such disclosure available on the website for at least a 12-month period.
Principal Accountant Fees And Services
KPMG LLP and predecessor firms have served as Ritchie Bros.’ auditing firm since 1974. The aggregate fees billed by KPMG LLP and its affiliates during fiscal 2009 and 2008 are detailed below.

	Fiscal 2009	Fiscal 2008
Audit Fees	$1,254,600	$1,190,400
Audit-Related Fees	37,300	4,000
Tax Fees	494,200	527,700

Total Fees	$1,786,100	$1,722,100

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
Pre-Approval Policies and Procedures:
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and for subsequent reporting to the Audit Committee, and outlines a list of prohibited services. For 2009, less than 5% of the fees for the services described above were approved by the Audit Committee pursuant to the de minimus exemption.
All requests for KPMG LLP to provide services that do not require specific approval by the Audit Committee are reported to and documented by the Company’s Corporate Secretary. If the proposed services are not covered by a pre-approval and the estimated fees for the proposed engagement are more than CA$5,000, the engagement of KPMG LLP to provide such services requires specific approval by the Audit Committee. Any proposed engagement to provide services that requires specific approval by the Audit Committee pursuant to the terms of the policy is submitted to the Corporate Secretary for presentation to the Audit Committee for its consideration. Less than 5% of KPMG’s fees, excluding audit and review fees, were subject to a waiver of the pre-approval requirement in 2009.
Additional Corporate Governance Information
Additional information regarding the Company’s corporate governance practices is included in its Information Circular for the 2010 Annual and Special Meeting of Shareholders and on the Company’s internet website at www.rbauction.com. Any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements applicable to United States companies.
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations
The following table provides information about the Company’s aggregate known contractual obligations as of December 31, 2009 (in thousands of U.S. dollars):

	Payments Due by Year
			In 2011	In 2013
	Total	In 2010	and 2012	and 2014	After 2014

Long-term debt obligations	$130,827	$14,268	$30,000	$29,487	$57,072
Operating leases obligations	159,851	9,952	18,125	15,093	116,681
Other long-term obligations	1,592	338	687	567	—

Total contractual obligations	$292,270	$24,558	$48,812	$45,147	$173,753

The Company’s long-term debt in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years, a revolving loan drawn under a credit facility that is available until January 2014, as well as a term loan put in place in 2009 with a term to maturity of seven years. The Company’s operating leases related primarily to land on which it operates regional auction units and administrative offices. These properties are located in Canada, the United States, Panama, Italy, Spain, Germany, the Netherlands, the United Arab Emirates, Australia, India, Japan and China.
Future scheduled interest expenses over the next five years under our existing term debt are as follows:

	In 2010	In 2011	In 2012	In 2013	In 2014

Interest expense on long-term debt	$5,967	$4,001	$3,968	$3,968	$3,671
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

RITCHIE BROS. AUCTIONEERS INCORPORATED
By:	/s/ JEREMY BLACK
	Name:	Jeremy Black
	Title:	Corporate Secretary
Date: March 4, 2010

EXHIBIT INDEX

Exhibit
No.	Description

1.	Annual Information Form of the Registrant dated March 1, 2010.

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ reports dated February 26, 2010 of KPMG LLP, Chartered Accountants:

a. Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007;

b. Consolidated Balance Sheets as of December 31, 2009 and 2008;

c. Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007;

d. Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, 2008 and 2007;

e. Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007; and

f. Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009.

4.	Consent dated February 26, 2010 of KPMG LLP, Chartered Accountants.

31.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.