Form 40-F
period 2010-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2011-02-24
CIK 1046102

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
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
Common Shares: 105,648,035
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

Yes ☐	No ☐
The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933: Forms S-8 (File Nos. 333 — 65533 and 333 — 71577).

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
•
the Company’s ability to grow the core auction business, including the ability to increase market share and make the auctions easier, and do more business with new customer groups in new markets, the acquisition and development of auction facilities and the related impact on capital expenditures, and response by customers to the new initiatives being launched in 2011;

•
the Company’s ability to add new business and information solutions, including utilizing technology to enhance auction services and support additional value added services, maximizing the use of business intelligence to enhance understanding of the equipment market and management’s ability to make www.rbauction.com the preferred equipment website;

•
the Company’s ability to perform by building a customer focused Company, including an inspired high-performance team, ability to improve sales force productivity, employee engagement and management bench strength;

•	the relative percentage of the Company’s gross auction proceeds represented by straight commission, guarantee and inventory contracts;
•	the Company’s auction revenue rates, the sustainability of those rates, as well as the seasonality of gross auction proceeds and auction revenues;
•	the Company’s direct expense and income tax rates, depreciation expenses and general and administrative expenses;
•	the Company’s future capital expenditures;
•	the Company’s internet initiatives and the level of participation in its auctions by internet bidders;
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
Disclosure Controls and Procedures
The Company performed an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2010. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s CEO and CFO, overseen by the Company’s Board of Directors and implemented by the Company’s management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian generally accepted accounting principles and the requirements of the United States Securities and Exchange Commission (the “SEC”).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment under the framework in “Internal Control — Integrated Framework”, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

Attestation Report of the Registered Public Accounting Firm
The Company’s independent registered public accounting firm, KPMG LLP, has audited the Company’s internal control over financial reporting, as stated in their report attached hereto as part of Exhibit 2.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2010 that has materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.
Audit Committee Financial Expert
The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Ms. Beverley Briscoe has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) corporate governance listing standards applicable to the Company for Audit Committee membership. The SEC has indicated that the designation of Ms. Briscoe as an audit committee financial expert: (1) does not make Ms. Briscoe an “expert” for any purpose; (2) impose any duties, obligations or liability on Ms. Briscoe that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or (3) affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.
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
Principal Accountant Fees And Services
KPMG LLP and its predecessor firms have served as Ritchie Bros.’ auditing firm since 1974. The aggregate fees billed by KPMG LLP and its affiliates during fiscal 2010 and 2009 are detailed below.

	Fiscal 2010	Fiscal 2009
Audit Fees	$1,233,100	$1,254,600
Audit-Related Fees	153,800	37,300
Tax Fees	504,400	494,200
All Other Fees	—	—

Total Fees	$1,891,300	$1,786,100

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
Pre-Approval Policies and Procedures:
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and for subsequent reporting to the Audit Committee, and outlines a list of prohibited services. For 2010, less than 5% of the fees for the services described above were approved by the Audit Committee pursuant to the de minimus exemption.
All requests for KPMG LLP to provide services that do not require specific approval by the Audit Committee are reported to and documented by the Company’s Chief Financial Officer. If the proposed services are not covered by a pre-approval and the estimated fees for the proposed engagement are more than CA$5,000, the engagement of KPMG LLP to provide such services requires specific approval by the Audit Committee. Any proposed engagement to provide services that requires specific approval by the Audit Committee pursuant to the terms of the policy is submitted to the Chief Financial Officer for presentation to the Audit Committee for its consideration. Less than 5% of KPMG’s fees, excluding audit and review fees, were subject to a waiver of the pre-approval requirement in 2010.
Additional Corporate Governance Information
Additional information regarding the Company’s corporate governance practices is included in its Information Circular for the 2011 Annual and Special Meeting of Shareholders and is available on the Company’s internet website at www.rbauction.com. Any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements applicable to United States companies.
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations
The following table provides information about the Company’s aggregate known contractual obligations as of December 31, 2010 (in thousands of U.S. dollars):

	Payments Due by Period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Long-term debt obligations	$136,218	$30,000	$15,000	$31,074	$60,144
Interest on long-term debt obligations	24,379	5,369	9,957	7,730	1,323
Operating leases obligations	173,083	10,653	18,299	16,879	127,252
Other long-term obligations	1,332	321	656	355	—

Total contractual obligations	$335,012	$46,343	$43,912	$56,038	$188,719

The Company’s long-term debt in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years, which were subsequently extended, a revolving loan drawn under a credit facility that is available until January 2014, as well as a term loan put in place in 2009 with a term to maturity of seven years. The Company’s operating leases relate primarily to land on which it operates regional auction units and administrative offices. These properties are located in Canada, the United States, Spain, Germany, the Netherlands, and the United Arab Emirates.
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

RITCHIE BROS. AUCTIONEERS INCORPORATED
By:	/s/ JEREMY BLACK
	Name:	Jeremy Black
	Title:	Corporate Secretary
Date: February 24, 2011

EXHIBIT INDEX

Exhibit
No.	Description

1.	Annual Information Form of the Registrant dated February 22, 2011.

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ reports dated February 22, 2011 of KPMG LLP, Chartered Accountants:

	a.	Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008;

	b.	Consolidated Balance Sheets as of December 31, 2010 and 2009;

	c.	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008;

	d.	Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2009 and 2008;

	e.	Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and

	f.	Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010.

4.	Consent dated February 22, 2011 of KPMG LLP, Chartered Accountants.

31.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.