Form 40-F
period 2011-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2012-02-28
CIK 1046102

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

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

Common Shares: 106,386,339

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐             No ☒

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

Forward-Looking Statements

This Annual Report on Form 40-F and documents incorporated by reference contain forward-looking statements (as such term is defined under the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business and include, among others, statements relating to:

•	the Company’s future performance;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in used equipment market in the future;

•	anticipated pricing environment for late model equipment in the future;

•	impact of market uncertainty on equipment seller behaviour;

•	growth of the Company’s operations, including replacement of existing auction sites and adding at least one auction site per year;

•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in the Company’s auctions;

•	the Company’s principal operating strengths, competitive advantages, and the appeal of the Company’s auctions to buyers and sellers of industrial assets;

•	the Company’s ability to draw consistently significant numbers of local and international end-user bidders to its auctions;

•	the Company’s ability to continue to grow its share of the used equipment market and to meet the needs of its customers;

•	the Company’s ability to utilize the excess capacity in its sales team and auction site network to help sustain its growth;

•

the Company’s ability to grow its core auction business, including the Company’s ability to increase its market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	the Company’s ability to add new business and information solutions, including utilizing technology to enhance its auction services and support additional value added services, among others;

•	the Company’s ability to perform by building an inspired high-performance customer focused team, to improve sales force productivity and growth in its sales force, among others;

•	the Company’s ability to improve sales force productivity and increase operational efficiency by realigning its sales and operations teams;

•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	the Company’s auction revenue rates, the sustainability of those rates, the impact of its commission rate and fee changes, and the seasonality of gross auction proceeds and auction revenues;

•	the Company’s direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	the Company’s future capital expenditures;

•	the Company’s internet initiatives and the level of participation in its auctions by internet bidders;

•

the proportion of the Company’s revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on its results of operations;

•	impact of new initiatives and services on the Company and its customers; and

•	financing available to the Company and the sufficiency of its working capital to meet its financial needs.

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

Disclosure Controls and Procedures

The Company performed an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2011. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s CEO and CFO, overseen by the Company’s Board of Directors and implemented by the Company’s management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and the requirements of the United States Securities and Exchange Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment under the framework in “Internal Control – Integrated Framework”, management has concluded that internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered public accounting firm, KPMG LLP, has audited the Company’s internal control over financial reporting, as stated in their report which is attached hereto as part of Exhibit 2.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

Principal Accountant Fees And Services

KPMG LLP and predecessor firms have served as Ritchie Bros.’ auditing firm since 1974. The aggregate fees billed by KPMG LLP and its affiliates during fiscal 2011 and 2010 are detailed below.

	September 30,	September 30,
	Fiscal 2011	Fiscal 2010
Audit Fees	$1,228,200	$1,233,100
Audit-Related Fees	29,400	153,800
Tax Fees	630,900	504,400
All Other Fees	—	—

Total Fees	$1,888,500	$1,891,300

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

Additional Corporate Governance Information

Additional information regarding the Company’s corporate governance practices is included in its Information Circular for the 2012 Annual and Special Meeting of Shareholders and on the Company’s internet website at www.rbauction.com. Any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements applicable to United States companies.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table provides information about the Company’s aggregate known contractual obligations as of December 31, 2011 (in thousands of U.S. dollars):

	September 30,	September 30,	September 30,	September 30,	September 30,
	Payments Due by Year
	Total	In 2012	In 2013 and 2014	In 2015 and 2016	After 2016
Long-term debt obligations	$133,881	$—	$75,254	$58,627	$—
Interest on long-term debt obligations	18,722	5,292	8,386	5,044	—
Operating leases obligations	142,745	9,230	14,990	14,458	104,067
Other long-term obligations	1,042	381	661	—	—

Total contractual obligations	$296,390	$14,903	$99,291	$78,129	$104,067

The Company’s long-term debt included in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years, which were subsequently extended, a revolving loan drawn under a credit facility that is available until January 2014, as well as a term loan put in place in 2009 with a term to maturity of seven years. The Company’s operating leases relate primarily to land on which it operates regional auction sites and administrative buildings. These properties are located in Canada, the U.S.A., the Netherlands, Spain, Germany, the U.K., Australia, China, Dubai, Turkey, Mexico and Panama.

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

RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ JEREMY BLACK
Name:	Jeremy Black
Title:	Corporate Secretary

Date: February 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form of the Registrant dated February 24, 2012.

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ reports dated February 24, 2012 of KPMG LLP, Chartered Accountants:

a. Consolidated Income Statements for the years ended December 31, 2011 and 2010;

b. Consolidated Statements of Comprehensive Income for the years ended December 31, 2011 and 2010;

c. Consolidated Balance Sheets as of December 31, 2011, and 2010 and January 1, 2010;

d. Consolidated Statements of Changes in Equity for the years ended December 31, 2011 and 2010;

e. Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010; and

f. Notes to Consolidated Financial Statements.

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011.

4.	Consent dated February 24, 2012 of KPMG LLP, Chartered Accountants.

31.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.