Form 40-F
period 2012-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2013-02-26
CIK 1046102

U.S.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

Common Shares: 106,596,811

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933: Forms S-8 (File Nos. 333 – 65533 and 333 –71577).

Forward-Looking Statements

This Annual Report on Form 40-F and documents incorporated by reference contain forward-looking statements (as such term is defined under the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance and financial objectives;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in the used equipment market;

•	anticipated pricing environment for late model equipment;

•	growth of our operations, including replacement of existing auction sites and adding new auction sites;

•	growth potential in established and emerging markets;

•	our internet initiatives and the level of participation in our auctions by internet bidders, including the timing of the next major release and full commercial launch of our new online marketplace;

•	integration of AssetNation’s personnel, technology and e-commerce expertise to reach new segments of the equipment market;

•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to partner with our customers and potential customers;

•	our ability to utilize the excess capacity in our sales team and auction site network to help sustain our growth;

•

our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including, among others, utilizing technology to enhance our auction services and support additional value added services;

•	our ability to perform by building an inspired high-performance customer focused team, to improve sales force productivity and growth in our sales force;

•	our ability to improve sales force productivity, employee engagement and management bench strength and increase operational efficiency of our sales and operations teams;

•	our ability to leverage our Ritchie Bros. brand;

•	the relative percentage of Gross Auction Proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	our auction revenue rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of Gross Auction Proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation and amortization expenses and general and administrative expenses;

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•

the proportion of our revenues and operating costs denominated in currencies other than the US dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	the impact of our new initiatives and services on us and our customers; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached in Exhibit 3 to this Report on Form 40-F are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Disclosure Controls and Procedures

The Company performed an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2012. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective, as of that date, to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment under the framework in “Internal Control –Integrated Framework”, management has concluded that internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered public accounting firm, KPMG LLP, has audited the Company’s internal control over financial reporting, as stated in their report which is attached hereto as part of Exhibit 2.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

Principal Accountant Fees And Services

KPMG LLP and predecessor firms have served as Ritchie Bros.’ auditing firm since 1974. The aggregate fees billed by KPMG LLP and its affiliates during fiscal 2012 and 2011 are detailed below.

	Fiscal 2012	Fiscal 2011
Audit Fees	$1,311,200	$1,228,200
Audit-Related Fees	—	29,400
Tax Fees	275,800	630,900
All Other Fees	—	—

Total Fees	$1,587,000	$1,888,500

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

Contractual Obligations

The following table provides information about the Company’s aggregate known contractual obligations as of December 31, 2012 (in thousands of U.S. dollars):

	Payments Due by Year
			In 2014	In 2016
	Total	In 2013	and 2015	and 2017	After 2017
Long-term debt obligations	$200,746	$15,000	$61,171	$60,326	$64,249
Interest on long-term debt obligations	37,930	7,663	12,841	6,377	11,049
Operating leases obligations	137,808	9,734	16,452	15,460	96,162
Other long-term obligations	661	661	—	—	—

Total contractual obligations	$377,145	$33,058	$90,464	$82,163	$171,460

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

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this Report, the members of the Audit Committee include Eric Patel, Beverley A. Briscoe, Edward B. Pitoniak, and Robert G. Elton. Ms. Briscoe serves as Chair of the Committee.

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

RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ DARREN WATT
Name: Darren Watt
Title: Corporate Secretary

Date: February 26, 2013

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form of the Registrant dated February 26, 2012.

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ reports dated February 22, 2013 of KPMG LLP, Chartered Accountants:

a. Consolidated Income Statements for the years ended December 31, 2012 and 2011;

b. Consolidated Statements of Comprehensive Income for the years ended December 31, 2012 and 2011;

c. Consolidated Balance Sheets as of December 31, 2012 and 2011;

d. Consolidated Statements of Changes in Equity for the years ended December 31, 2012 and 2011;

e. Consolidated Statements of Cash Flows for the years ended December 31 2012 and 2011; and

f. Notes to Consolidated Financial Statements.

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012.

4.	Consent dated February 22, 2013 of KPMG LLP, Chartered Accountants.

31.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

31.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.