Form 40-F
period 2013-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2014-03-03
CIK 1046102

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

Ritchie Bros. Auctioneers (America) Inc., 400 Pine Lake Road, Lincoln, Nebraska, (402) 421-3631

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

Common Shares: 107,024,000

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

Yes  ☐            No   ☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933: Forms S-8 (File Nos. 333 – 65533, 333 – 71577, and 333 – 188350).

Forward-Looking Statements

This Annual Report on Form 40-F and documents incorporated by reference contain forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. These statements are based on current expectations and estimates about our business and markets, and include, among others, statements relating to:

•	our future performance and our long-term financial objectives;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in the used equipment market;

•	anticipated pricing environment for late model equipment;

•	growth of our operations, including replacement of existing auction sites and adding new auction sites;

•	growth potential in established and emerging markets;

•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to partner with our customers and potential customers;

•	our ability to utilize the excess capacity in our sales team and auction site network to help sustain our growth;

•	our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including, among others, utilizing technology to enhance our auction services and support additional value-added services;

•	our ability to perform by building an inspired high-performance customer focused team, to improve sales force productivity and growth in our sales force;

•	our ability to improve sales force productivity, employee engagement and management bench strength and increase operational efficiency of our sales and operations teams;

•	our ability to leverage our Ritchie Bros. brand;

•	the relative percentage of Gross Auction Proceeds represented by straight commission or underwritten, or at risk (guarantee and inventory) contracts, and its impact on revenues and profitability;

•	our Revenue Rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of Gross Auction Proceeds and revenues;

•	our direct expense and income tax rates, and general and administrative expenses;

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	the impact of our new initiatives and services on us and our customers; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached in Exhibit 3 to this Report on Form 40-F are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our expectations. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our expectations have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Disclosure Controls and Procedures

The Company performed an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2013. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective, as of that date, to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in the United States Securities and Exchange Commission’s (“SEC”) rules and forms.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), overseen by the Company’s Board of Directors and implemented by the Company’s management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and the requirements of the SEC.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (“COSO”). Based on its assessment under the framework in COSO, management has concluded that internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered public accounting firm, Ernst & Young LLP, has audited the Company’s internal control over financial reporting, as stated in their report which is attached hereto as part of Exhibit 2.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Mr. Robert G. Elton has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) corporate governance listing standards applicable to the Company for Audit Committee membership. The SEC has indicated that the designation of Mr. Elton as an audit committee financial expert does not: (1) make Mr. Elton an “expert” for any purpose; (2) impose any duties, obligations or liability on Mr. Elton that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or (3) affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

Principal Accountant Fees And Services

Ernst & Young LLP served as our independent registered public accounting firm for the year ended December 31, 2013, prior to which KPMG LLP and predecessor firms had served in this capacity. The aggregate fees billed by the Principal Accountants during fiscal 2013 and 2012 are detailed below.

	Fiscal 2013	Fiscal 2012
Audit Fees	$849,400	$1,311,200
Audit-Related Fees	—	—
Tax Fees	—	275,800
All Other Fees	—	—

Total Fees	$849,400	$1,587,000

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

Pre-Approval Policies and Procedures:

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by Ernst & Young LLP are pre-approved, provides a general pre-approval for certain permissible services and for subsequent reporting to the Audit Committee, and outlines a list of prohibited services.

All requests for Ernst & Young LLP to provide services that do not require specific approval by the Audit Committee are reported to and documented by the Company’s CFO. If the proposed services are not covered by a pre-approval and the estimated fees for the proposed engagement are more than CA$5,000, the engagement of Ernst & Young LLP to provide such services requires specific approval by the Audit Committee. Any proposed engagement to provide services that requires specific approval by the Audit Committee pursuant to the terms of the policy is submitted to the CFO for presentation to the Audit Committee for its consideration.

Additional Corporate Governance Information

Additional information regarding the Company’s corporate governance practices is included in its Information Circular for the 2013 Annual and Special Meeting of Shareholders and on the Company’s internet website at www.rbauction.com. Any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements applicable to United States companies.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table provides information about the Company’s aggregate known contractual obligations as of December 31, 2013 (in thousands of U.S. dollars):

	Payments Due by Year
	Total	In 2014	In 2015 and 2016	In 2017 and 2018	After 2018
Long-term debt obligations	$147,234	$—	$56,409	$28,818	$62,007
Interest on long-term debt obligations	31,668	6,684	11,003	5,775	8,206
Operating leases obligations	119,304	9,903	16,062	13,899	79,440
Other long-term obligations	355	355	—	—	—

Total contractual obligations	$298,561	$16,942	$83,474	$48,492	$149,653

The Company’s long-term debt included in the table above is comprised of term loan put in place in 2009 with a term to maturity of seven years, two term loans put in place in 2012 with terms to maturity of ten years as well as a revolving loan drawn under a credit facility that is available until May 2018. The Company’s operating leases relate primarily to land on which it operates regional auction sites and administrative buildings. These properties are located in Canada, the United States, the Netherlands, Spain, Germany, the United Kingdom, Australia, China, Dubai, Turkey, Mexico and Panama.

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this Report, the members of the Audit Committee include Eric Patel, Beverley A. Briscoe, Edward B. Pitoniak, and Robert G. Elton. Mr. Elton serves as Chair of the Committee.

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ DARREN WATT
Name: Darren Watt
Title: Corporate Secretary

Date: March 3, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form of the Registrant dated March 3, 2014.

2.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ reports dated February 28, 2014 of Ernst & Young LLP and February 22, 2013 of KPMG LLP:

a. Consolidated Income Statements for the years ended December 31, 2013 and 2012;

b. Consolidated Statements of Comprehensive Income for the years ended December 31, 2013 and 2012;

c. Consolidated Balance Sheets as of December 31, 2013 and 2012;

d. Consolidated Statements of Changes in Equity for the years ended December 31, 2013 and 2012;

e. Consolidated Statements of Cash Flows for the years ended December 31 2013 and 2012; and

f. Notes to Consolidated Financial Statements.

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013.

4.	Consent dated February 28, 2014 of Ernst & Young LLP.

5.	Consent dated February 28, 2014 of KPMG LLP.

31.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.