Form 40-F
period 2014-12-31
RITCHIE BROS AUCTIONEERS INC
filed 2015-02-26
CIK 1046102

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014	Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable	Canada	Not Applicable
(Translation of Registrant’s Name Into English (if Applicable))	(Province or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number (if Applicable))

7389

(Primary Standard Industrial Classification Code Number (if Applicable))

9500 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 0C6 (778) 331-5500

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Ritchie Bros. Auctioneers (America) Inc., 4000 Pine Lake Road, Lincoln, Nebraska, (402) 421-3631

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

Common Shares: 107,687,935

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

Forward-Looking Statements

This Annual Report on Form 40-F and the documents incorporated by reference herein contain forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. These statements are based on current expectations and estimates about our business and markets, and include, among others, statements relating to:

•	our future performance, objectives and targets;

•	our ability to drive shareholder value through management structure and reorganization changes, including our ability to reinvigorate revenue and earnings growth, optimize capital allocation and structure, and improve Return on Net Assets (“RONA”) (as defined herein);

•	our ability to implement and meet performance measurement metrics aligned with our new strategic plan;

•	growth of our operations, including the addition or replacement of auction sites;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of assets, including our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of EquipmentOne and our other online marketplaces;

•	our ability to grow our core auction business, including our ability to increase our market share among traditional customer groups, including those in the used equipment market, and do more business with new customer groups in new markets;

•	our ability to leverage our Ritchie Bros. brand;

•	the impact of our new initiatives and services on us and our customers;

•	our ability to add new business and information solutions, including, among others, our ability to utilize technology to enhance our auction services and support additional value-added services;

•	the effect of Original Equipment Manufacturer (“OEM”) production on our Gross Auction Proceeds (“GAP”);

•	the supply trend of equipment in the market and the anticipated price environment for late model equipment, as well as the resulting effect on our business and GAP;

•	the impact of market uncertainty on equipment seller behaviour;

•	our ability to grow our sales force, minimize turnover, and improve Sales Force Productivity (as defined herein);

•	the effect of an increased number of our Revenue Producers (as defined herein), including our Territory Managers (“TMs”) and our territory sales support personnel, on our sales team performance, GAP and revenues;

•	the relative percentage of GAP represented by straight commission or underwritten (guarantee and inventory) contracts, and its impact on revenues and profitability;

•	whether our exposure from guarantee contracts will be fully covered by proceeds we will receive at auction, plus our commission;

•	our Revenue Rates (as defined herein), the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of GAP and revenues;

•	the impact of market uncertainty on equipment seller behavior;

•	our future capital expenditures;

•	the proportion of our revenues and operating costs denominated in currencies other than the United States (“U.S.”) dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	financing available to us and the sufficiency of our working capital to meet our financial needs;

•	our ability to satisfy our present operating requirements and fund future growth through existing working capital and credit facilities; and

•	our ability to secure our information technology and systems against cybersecurity attacks and unauthorized access.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”) for the years ended December 31, 2014 and 2013, attached in Exhibit 2 to this Annual Report on Form 40-F, are among those that we consider may affect our performance materially or could cause our actual financial and operational results to differ significantly from our expectations. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our expectations have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Disclosure Controls and Procedures

The Company performed an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of Ritchie Bros.’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2014. Based on this evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective, as of that date, to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in the United States Securities and Exchange Commission’s (“SEC”) rules and forms.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). Based on its assessment under the framework in COSO, management has concluded that internal control over financial reporting was effective as of December 31, 2014.

Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered public accounting firm, Ernst & Young LLP, has audited the Company’s internal control over financial reporting, as stated in their report which is attached hereto as part of Exhibit 3.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all employees, officers and directors. The Code of Conduct includes, among other things, written standards for the Company’s CEO, CFO and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. The Code of Conduct is available at the Company’s internet website, www.rbauction.com or by telephoning the Company’s Corporate Secretary at 778-331-5500. The Company intends to disclose on its website within five days following the date of any such amendment or waiver, any amendment or waiver of the code of ethics portion of its Code of Conduct applicable to these officers that is required by SEC rules or regulations to be disclosed publicly, and to keep such disclosure available on the website for at least a 12-month period.

Principal Accountant Fees And Services

Ernst & Young LLP served as the Company’s independent registered public accounting firm for the year ended December 31, 2014. For a description of the aggregate fees billed by the Principal Accountants during fiscal 2014 and 2013 by category of service (audit fees, audit-related fees, tax fees and all other fees), refer to the “Annual Information Form” (the “AIF”) under “Audit Committee Information”, which is attached as Exhibit 1 to this Annual Report on Form 40-F and incorporated by reference herein.

Additional Corporate Governance Information

Additional information regarding the Company’s corporate governance practices is included in our Information Circular for our most recent annual general meeting of shareholders and on the Company’s internet website at www.rbauction.com. Any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements applicable to United States companies.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

For a description of the Company’s aggregate known contractual obligations as of December 31, 2014, refer to the MD&A under “Liquidity and Capital Resources — Contractual Obligations”, which is attached as Exhibit 2 to this Annual Report on Form 40-F and incorporated by reference herein.

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this Report, the members of the Audit Committee are Robert G. Elton, Eric Patel, and Edward B. Pitoniak. Mr. Elton serves as Chair of the Audit Committee.

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
Name: Darren Watt
Title: Corporate Secretary

Date: February 26, 2015

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form of the Registrant dated February 26, 2015.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014.

3.	The following audited consolidated financial statements of the Registrant, together with the independent auditors’ reports dated February 25, 2015 of Ernst & Young LLP:

	a.	Consolidated Income Statements for the years ended December 31, 2014 and 2013

	b.	Consolidated Statements of Comprehensive Income for the years ended December 31, 2014 and 2013

	c.	Consolidated Balance Sheets as of December 31, 2014 and 2013

	d.	Consolidated Statements of Changes in Equity for the years ended December 31, 2014 and 2013

	e.	Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013 and

	f.	Notes to the Consolidated Financial Statements.

4.	Consent dated February 25, 2015 of Ernst & Young LLP.

31.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.